Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

30 October 2026

Commission file number: 001-10306

Form 6-K

NatWest Group plc

250 Bishopsgate

London

EC2M 4AA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X                                               Form 40-F

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statements on Form F-3 (File No. 333-284008) and Form S-8 (File No. 333-278893) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group’s financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related targets, commitments and ambitions described herein. Statements that are not historical facts, including statements about NatWest Group’s beliefs and expectations, are forward-looking statements. Words such as ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘will’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, capital generation pre-distributions, customer assets and liabilities growth rate, cost:income ratio, balance sheet reduction (including the reduction of RWAs), CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group’s initial area of focus, climate and sustainability-related performance, ambitions, targets, commitments and metrics, including in relation to financed emissions and initiatives to transition to a net zero economy, such as our climate and transition finance activities.

Limitations inherent to forward-looking statements

These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group’s strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc’s 2025 Annual Report on Form 20-F, NatWest Group’s Interim Management Statements for Q1, H1 and Q3 2026 on Form 6-K, and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments); and changes in interest rates and foreign currency exchange rates; business change and execution risk (including in respect of the implementation of NatWest Group’s strategy; future acquisitions and divestments, the competitive environment; and the transfer of its EU corporate portfolio); financial resilience risk (including in respect of: NatWest Group’s ability to meet targets and to make discretionary capital distributions; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital; reductions in the credit ratings; model risk; sensitivity to accounting policies, judgments, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgments, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the requirements of regulatory stress tests and the adequacy of NatWest Group’s future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group’s risk management framework; and reputational risk); legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits); and climate and sustainability risk (including in respect of: risks relating to climate change and sustainability-related risks; both the execution and reputational risk relating to NatWest Group’s climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; and increasing climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk).

NatWest Group - Form 6-K Q3 Results 2026	2

Forward-looking statements continued

Cautionary statement regarding alternative performance measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and IFRS. This document may contain a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non- Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the SEC regulations (together, APM). APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. APMs provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any APMs included in this document, are not measures within the scope of IFRS or GAAP, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS or GAAP measures and a reconciliation to the closest IFRS or GAAP measure is presented where appropriate.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Caution on non-financial reporting

The processes we have adopted to define, collect and report data on our climate and sustainability-related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability-related (including social, sustainability, sustainability-linked, green, climate and transition) funding, financing and facilitation activities, than what is required for reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure. In addition, non-financial reporting systems are less developed than financial reporting systems, often involving manual processes and less robust controls, which may affect data quality and consistency.

Refer also to the ‘Climate and sustainability-related risk factors’ on 287 to 289 of the NatWest Group plc 2025 Annual Report on Form 20-F, the ‘Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements’ on pages 2 to 3 of the NatWest Group plc 2025 Annual Report on Form 20-F, and the cautionary statement in the section entitled ‘Caution about climate-related metrics and data required for climate reporting’ on pages 70 to 72 of the NatWest Group plc 2025 Climate Transition Plan Report.

Caution about sustainability-related funding, financing and facilitation

Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group’s broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group’s overall funding, financing or facilitation strategy.

NatWest Group - Form 6-K Q3 Results 2026	3

Introduction

Presentation of information

Unless otherwise specified herein, ‘Parent company’ refers to NatWest Group plc and ‘NatWest Group’, ‘Group’ or ‘we’ refers to NatWest Group plc and its subsidiaries. The term ‘NWH Group’ refers to NatWest Holdings Limited (‘NWH Limited’) and its subsidiary and associated undertakings. The term ‘NWM Group’ refers to NatWest Markets Plc (‘NWM Plc’) and its subsidiary and associated undertakings. The term RBSH N.V. refers to RBS Holdings N.V. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term ‘NWMSI’ refers to NatWest Markets Securities, Inc. The term ‘RBS plc’ refers to The Royal Bank of Scotland plc. The term ‘NWB Plc’ refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling (‘£’ or ‘sterling’). The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of pounds sterling, respectively, and references to ‘pence’ or ‘p’ represent pence where the amounts are denominated in pounds sterling (‘GBP’). Reference to ‘dollars’ or ‘$’ are to United States of America (‘US’) dollars. The abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of dollars, respectively. The abbreviation ‘€’ represents the ‘euro’, and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of euros, respectively.

To aid readability, this document contains references to EU legislative and regulatory provisions in effect in the UK before 1 January 2021 that have now been implemented in UK domestic law. These references should be read and construed as including references to the applicable UK implementation measures with effect from 1 January 2021.

Any information contained on websites linked or reports referenced in this interim results report for the period ended 30 September 2026 on Form 6-K is for information only and will not be deemed to be incorporated by reference herein.

Non-IFRS financial information

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate. For details of the basis of preparation and reconciliation where appropriate refer to appendix ‘Non-IFRS financial measures’ on page 40.

NatWest Group - Form 6-K Q3 Results 2026	4

Inside this report

Business performance summary		Financial statements and notes
6	Q3 2026 performance summary	33	Condensed consolidated income statement
7	Performance key metrics and ratios	34	Condensed consolidated statement of comprehensive income
9	Chief Financial Officer’s review	35	Condensed consolidated balance sheet
11	Retail Banking	36	Condensed consolidated statement of changes in equity
12	Private Banking & Wealth Management	38	Presentation of condensed consolidated financial statements
13	Commercial & Institutional	38	Litigation and regulatory matters
14	Central items & other	38	Post balance sheet events
15	Segment performance

Capital and risk management		Additional information
20	Capital, liquidity and funding risk	39	Other financial data
26	Credit risk	40	Non-IFRS financial measures
26	Segment analysis - portfolio summary	45	Performance measures not defined under IFRS
26	Segment analysis - loans
27	Movement in ECL provision
27	ECL post model adjustments
28	Sector analysis - portfolio summary

NatWest Group - Form 6-K Q3 Results 2026	5

Q3 2026 performance summary

Chief Executive, Paul Thwaite, commented:

“NatWest Group has delivered another strong performance in the third quarter of 2026, underpinned by the activity of more than 20 million customers and the significant role we play in supporting economic growth across the UK. As we help more customers to save and invest, buy a home or expand their businesses, we continue to see broad-based growth in our three customer franchises, with lending, deposits and assets under management all increasing during the quarter.

Our strategy is consistently delivering sector-leading growth and returns, with a Return on Equity of 14.1% for the year to date and Return on Tangible Equity of 20.2% for the year to date, supported by greater income diversification, disciplined cost management and strong capital generation. We are confident in the strengths we’ve created and in the opportunities we see ahead, as we continue to invest in our capabilities, deepen customer relationships and support growth across the UK.”

Strong financial performance

We delivered a strong financial performance in Q3 2026, with attributable profit of £1.5 billion, Return on Equity of 14.1% and Return on Tangible Equity (RoTE) of 21.6%. Capital generation pre-distributions was 71 basis points and earnings per share was 19.3 pence.

Deeper customer relationships are driving growth

We continue to grow each of our three customer businesses and are investing to serve customers better. That progress is reflected in strong returns, deeper relationships and sustained growth in customer assets and liabilities (CAL).

•	CAL was £1,002.6 billion, up £15.7 billion, or 1.6%, in the quarter and £42.3 billion, or 4.4%, year to date (including Evelyn Partners)(1).

•	In Retail Banking, CAL grew by £4.6 billion in the quarter, with mortgages up £1.2 billion and deposits up £3.1 billion, while 36,000 customers have connected £6.2 billion of mortgage balances through our Mortgage Elsewhere Hub; our new insurance partnership has generated more than 10,000 policies to date; and we have launched Sainsbury’s-branded loans and savings. We have now exceeded our 2026 first-time buyer lending target, delivering more than £10 billion in lending.

•	In Private Banking & Wealth Management, the integration of Evelyn Partners is progressing well, with both businesses growing. We delivered £1.0 billion of AUM net inflows in the quarter, equivalent to 3.4% of opening balances on an annualised basis, and a record Coutts mobile NPS of +57. We also launched investment-backed lending in our app for eligible clients, making it easier for them to meet more of their needs digitally.

•	In Commercial & Institutional, net loans to customers grew by £6.7 billion and customer deposits by £3.0 billion in the quarter, primarily reflecting growth across Corporate & Institutions and Commercial Mid-market. We continued to support sectors fundamental to the UK economy, including more than £2.8 billion committed to social housing(2). By growing our start-up customer base with 8% higher customer account openings year on year and expanding our Accelerator network we continue to support entrepreneurs across the UK.

Simplifying the bank to serve customers better and drive efficiency

We are making NatWest Group simpler and more productive, while improving how we serve customers. The cost:income ratio was 46.4% for the year to date, 2.4 percentage points lower than last year. The cost:income ratio (excl. litigation and conduct) was 45.7% for the year to date, 2.1 percentage points lower than last year supported by gross cost savings of around £420 million.

We are delivering this through structural simplification and sustained investment in our technology platforms, helping colleagues work more effectively and giving customers simpler, faster and better experiences. During the quarter, we launched our AI Spending Insights tool trial, making it easier for customers to understand and manage their spending. Our AI fraud-triage agent is now live for credit card customers, helping resolve fraud queries more quickly and efficiently.

Active balance sheet management to drive strong capital generation

Our loan portfolio remains resilient, with a loan impairment rate of 21 basis points for the year to date.

We are actively managing lower-returning capital to create capacity for growth and deliver attractive returns. RWA management actions generated £1.8 billion of benefits, supporting capital generation pre-distributions of 71 basis points. Our Common Equity Tier 1 (CET1) ratio increased by 30 basis points to 13.5%.

Our funding remains stable and diversified. The loan:deposit ratio increased from 97% in Q2 2026 to 99% in Q3 2026. The loan:deposit ratio (excl. repos and reverse repos), was unchanged from Q2 2026 at 90%, and we maintained a strong liquidity position, with an average Liquidity Coverage Ratio of 137%.

Outlook(3)

Based on our latest expectations for interest rates and economic conditions, we reaffirm the outlook provided in our H1 2026 results, with the enhancement that we now expect RWAs to be around £210 billion on 1 January 2027 including the impact of Basel 3.1.

(1)	Including Evelyn Partners’ FY 2025 assets under management and administration within CAL.

(2)	Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities.

(3)	The guidance, targets, expectations and trends discussed in this section represent NatWest Group plc management’s current expectations and are subject to change, including as a result of the factors described in the NatWest Group plc Risk Factors in the 2025 Annual Report on Form 20-F and the Summary Risk Factors in the NatWest Group plc 2026 Interim Results on Form 6-K. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

NatWest Group - Form 6-K Q3 Results 2026	6

Business performance summary

	Nine months ended			Quarter ended
	30 September	30 September		30 September	30 June		30 September
	2026	2025		2026	2026		2025
Summary consolidated income statement	£m	£m	Variance	£m	£m	Variance	£m	Variance
Net interest income	10,449	9,388	11.3%	3,559	3,496	1.8%	3,268	8.9%
Non-interest income	3,053	2,929	4.2%	1,081	1,008	7.2%	1,064	1.6%
Total income	13,502	12,317	9.6%	4,640	4,504	3.0%	4,332	7.1%
Litigation and conduct costs	(92)	(130)	(29.2%)	(47)	(30)	56.7%	(12)	nm
Other operating expenses	(6,167)	(5,884)	4.8%	(2,091)	(2,049)	2.0%	(1,984)	5.4%
Operating expenses	(6,259)	(6,014)	4.1%	(2,138)	(2,079)	2.8%	(1,996)	7.1%
Profit before impairment losses	7,243	6,303	14.9%	2,502	2,425	3.2%	2,336	7.1%
Impairment losses	(700)	(535)	30.8%	(277)	(140)	97.9%	(153)	81.0%
Operating profit before tax	6,543	5,768	13.4%	2,225	2,285	(2.6%)	2,183	1.9%
Tax charge	(1,748)	(1,412)	23.8%	(610)	(612)	(0.3%)	(502)	21.5%
Profit for the period	4,795	4,356	10.1%	1,615	1,673	(3.5%)	1,681	(3.9%)

Performance key metrics and ratios
Notable items within total income (1)	£243m	£189m	28.6%	£53m	£55m	(3.6%)	£166m	(68.1%)
Total income excluding notable items (1)	£13,259m	£12,128m	9.3%	£4,587m	£4,449m	3.1%	£4,166m	10.1%
Net interest margin (1)	2.49%	2.31%	18bps	2.50%	2.49%	1bp	2.37%	13bps
Average interest earning assets (1)	£561bn	£544bn	3.1%	£565bn	£563bn	0.4%	£548bn	3.1%
Cost:income ratio (excl. litigation and conduct) (1)	45.7%	47.8%	(2.1%)	45.1%	45.5%	(0.4%)	45.8%	(0.7%)
Loan impairment rate (1)	21bps	17bps	4bps	24bps	13bps	11bps	15bps	9bps
Profit attributable to ordinary shareholders	£4,567m	£4,086m	11.8%	£1,532m	£1,603m	(4.4%)	£1,598m	(4.1%)
Total earnings per share attributable to ordinary shareholders - basic	57.4p	50.7p	6.7p	19.3p	20.1p	(0.8p)	19.8p	(0.5p)
Return on Tangible Equity (RoTE) (1)	20.2%	19.5%	0.7%	21.6%	21.0%	0.6%	22.3%	(0.7%)
Climate and transition finance (1,2)	£30,459m	£7,569m	nm	£7,316m	£12,666m	(42.2%)	£7,569m	(3.3%)

nm = not meaningful.

For the footnotes to this table refer to the following page.

NatWest Group - Form 6-K Q3 Results 2026	7

Business performance summary continued

	As at
	30 September	30 June		31 December
	2026	2026		2025
Balance sheet	£bn	£bn	Variance	£bn	Variance
Total assets	758.7	745.4	1.8%	714.6	6.2%
Loans to customers - amortised cost	449.0	435.9	3.0%	418.9	7.2%
Loans to customers excluding central items (1,3)	414.3	406.2	2.0%	389.2	6.4%
Loans to customers and banks - amortised cost and FVOCI	464.9	447.7	3.8%	429.9	8.1%
Total impairment provisions (4)	3.6	3.6	-	3.6	-
Expected credit loss (ECL) provision coverage ratio (1)	0.77%	0.80%	(3bps)	0.83%	(6bps)
Customer deposits	454.3	448.6	1.3%	443.0	2.6%
Customer deposits excluding central items (1,3)	453.4	447.6	1.3%	441.7	2.6%
Assets under management and administration (AUMA) (1)	132.4	130.6	1.4%	58.5	126.3%
Customer assets and liabilities (CAL) (1)	1,002.6	986.9	1.6%	891.7	12.4%
Liquidity and funding
Average Liquidity Coverage Ratio (LCR) (5)	137%	140%	(3%)	147%	(10%)
Liquidity portfolio	223	225	(0.9%)	238	(6.3%)
Average Net Stable Funding Ratio (NSFR) (5)	131%	132%	(1%)	135%	(4%)
Loan:deposit ratio (excl. repos and reverse repos) (1)	90%	90%	-	88%	2%
Total wholesale funding (1)	96	93	3.2%	88	9.1%
Short-term wholesale funding (1)	41	36	13.9%	28	46.4%
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)	13.5%	13.2%	30bps	14.0%	(50bps)
Total capital ratio (6)	18.6%	18.9%	(30bps)	19.3%	(70bps)
Pro forma CET1 ratio (excl. foreseeable items) (7)	14.3%	14.2%	10bps	15.4%	(110bps)
Risk-weighted assets (RWAs)	200.5	199.5	0.5%	193.3	3.7%
UK leverage ratio	4.6%	4.7%	(0.1%)	4.8%	(0.2%)
Tangible net asset value (TNAV) per ordinary share (1,8)	359p	359p	-	384p	(25p)
Number of ordinary shares in issue (millions) (8)	7,931	7,959	(0.4%)	7,995	(0.8%)

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(2)	NatWest Group uses its climate and transition finance framework to determine the assets, activities, acquisition targets and companies that are eligible to be included within its target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030. This included both provision of committed (on and off-balance sheet) financing and facilitation. Climate and transition finance represents only a relatively small proportion of NatWest Group’s overall funding, financing and facilitation activities. The climate and transition finance framework is available on the NatWest Group website.

(3)	Central items includes Treasury repo activity.

(4)	Includes £0.1 billion relating to off-balance sheet exposures (30 June 2026 – £0.1 billion; 31 December 2025 – £0.1 billion).

(5)	Reported on an average basis in line with supervisory guidelines. The LCR is calculated as the average of the preceding 12 months. The NSFR is calculated as the average of the preceding four quarters.

(6)	Refer to the Capital, liquidity and funding risk section for details of the basis of preparation.

(7)	The pro forma CET1 ratio at 30 September 2026 excludes foreseeable items of £1,564 million: £1,329 million for ordinary dividends and £235 million foreseeable charges (30 June 2026 excludes foreseeable items of £1,959 million: £1,517 million for ordinary dividends and £442 million foreseeable charges. 31 December 2025 excludes foreseeable items of £2,758 million: £1,837 million for ordinary dividends and £921 million foreseeable charges).

(8)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q3 Results 2026	8

Chief Financial Officer’s review

We delivered another strong financial performance in Q3 2026, alongside continued progress against our strategic priorities. Operating profit was £2,225 million, Return on Equity was 14.1% and RoTE was 21.6%, and we remain on track to deliver the targets set out at our H1 2026 results.

We supported customers while delivering broad-based balance sheet growth. Net loans to customers increased by £13.1 billion in the quarter and net loans to customers excluding central items increased by £8.1 billion in the quarter. Customer deposits increased by £5.7 billion in the quarter and customer deposits excluding central items increased by £5.8 billion. We continued to simplify the business and maintained strong credit resilience across the loan portfolio. Capital and liquidity remained robust, with a CET1 ratio of 13.5% and an average LCR of 137%. We generated 71 basis points of capital pre-distributions, including a further £1.8 billion of RWA management actions, creating additional capacity to support disciplined growth.

We now assume the Bank of England base rate will rise by 25 basis points to 4% in the fourth quarter of 2026.

Strong growth while strengthening and deepening relationships

We delivered strong growth across our customer businesses, supported by deeper relationships and continued momentum in our priority segments.

•	Total income increased by 3.0% compared with Q2 2026 and by 7.1% compared with Q3 2025. Excluding notable items, total income was £138 million higher than Q2 2026 reflecting the acquisition of Evelyn Partners, deposit margin expansion and one additional day in the quarter. Net interest margin increased by 1 basis point to 2.50%, including a charge of around £35 million, equivalent to 2 basis points, following a routine review of customer repayment behaviour across Retail Banking and Commercial & Institutional.

•	CAL increased by £15.7 billion, or 1.6%, in Q3 2026 to £1,002.6 billion, and by £110.9 billion year to date. Including Evelyn Partners, year to date growth was 4.4%(1).

•	Net loans to customers increased by £13.1 billion in Q3 2026 to £449.0 billion. Net loans to customers excluding central items increased by £8.1 billion in Q3 2026 to £414.3 billion, reflecting disciplined growth across our customer businesses. Commercial & Institutional grew by £6.7 billion, principally across Corporate & Institutions and Commercial Mid-market, while Retail Banking increased by £1.4 billion, primarily driven by mortgages.

•	Customer deposits increased by £5.7 billion in Q3 2026 to £454.3 billion. Customer deposits excluding central items increased by £5.8 billion in Q3 2026 to £453.4 billion. Retail Banking balances increased by £3.1 billion, reflecting strong growth in savings, including ISAs, fixed-term balances and NatWest Boxed. Commercial & Institutional deposits also increased by £3.0 billion, principally in Commercial Mid-market and Corporate & Institutions. Total term balances across NatWest Group were 19%, compared with 18% at Q2 2026 and 17% at Q4 2025.

(1)	Including Evelyn Partners’ FY 2025 assets under management and administration within CAL.

Leveraging simplification

The cost:income ratio was 46.4% for the year to date, 2.4 percentage points lower than last year. The cost:income ratio (excl. litigation and conduct) was 45.7% for the year to date, 2.1 percentage points lower than last year as we continue to make progress towards becoming a simpler, more agile and technology driven bank.

•	Total operating expenses were £59 million higher than Q2 2026 and £142 million higher than Q3 2025.

•	Other operating expenses of £2,091 million were £42 million, or 2.0%, higher than Q2 2026 reflecting £128 million of Evelyn Partners costs and higher investment and restructuring costs, partly offset by lower staff costs, timing of FCA regulatory fees and a charge relating to historical VAT matters in Q2 2026.

•	Compared with Q3 2025, other operating expenses increased by £107 million, or 5.4%, reflecting the Evelyn Partners acquisition, investment and restructuring costs and the 2026 pay award, partly offset by timing and simplification benefits.

•	Headcount decreased by around 1,000 full-time equivalent (FTE) in the quarter and increased by around 800 FTE for the year to date, which included around 2,200 FTE related to Evelyn Partners. Ongoing transformation has driven the remaining net reduction of 1,400 FTE.

NatWest Group - Form 6-K Q3 Results 2026	9

Chief Financial Officer’s review continued

Disciplined balance sheet and risk management supporting attractive returns

We continue to manage the balance sheet actively, maintaining stable and diversified funding while improving capital velocity and creating capacity for disciplined growth.

•	The net impairment charge was £277 million, equivalent to 24 basis points of gross customer loans, and £137 million higher than Q2 2026. The increase primarily reflected the non-repeat of releases in Q2 2026 and higher Stage 3 charges. Compared with Q2 2026, the ECL provision remained stable at £3.6 billion and the ECL provision coverage ratio decreased to 0.77%. Credit performance across the portfolio remains resilient. Reflecting continued uncertainty in the economic outlook, we retained post model adjustments of £0.3 billion.

•	The CET1 ratio increased by 30 basis points in Q3 2026 to 13.5%. This included capital generation pre-distributions of 71 basis points, primarily comprising 77 basis points from profit partially offset by 7 basis points from the increase in RWAs.

•	The average LCR of 137%, providing £40.9 billion of headroom above the 100% minimum requirement, decreased by 3 percentage points in Q3 2026, driven by lending growth and changes to outflow assumptions partly offset by issuance and increased deposits. Primary liquidity was £153.2 billion at Q3 2026, including £66.0 billion, or 43%, held as cash and balances at central banks. Total wholesale funding increased by £2.7 billion in the quarter to £96.0 billion.

•	NAV per share reduced from 487 pence in Q2 2026 to 486 pence in Q3 2026. TNAV per share of 359 pence was unchanged in the quarter, with attributable profit offset by the interim dividend payment and movements in the cash flow hedging reserve.

•	RWAs increased by £1.0 billion in Q3 2026 to £200.5 billion. Business and book growth, together with risk impacts, were partly offset by the benefits of RWA management actions and decreases in CRD IV model updates.

NatWest Group - Form 6-K Q3 Results 2026	10

Business performance summary

Retail Banking

	Quarter ended
	30 September	30 June	30 September
	2026	2026	2025
	£m	£m	£m
Total income	1,721	1,754	1,662
Operating expenses	(678)	(710)	(715)
of which: Other operating expenses	(683)	(714)	(712)
Impairment losses	(192)	(96)	(97)
Operating profit	851	948	850

Return on equity (1)	26.1%	29.7%	26.4%
Net interest margin (1)	2.65%	2.69%	2.64%
Cost:income ratio (excl. litigation and conduct) (1)	39.7%	40.7%	42.8%
Loan impairment rate (1)	34bps	17bps	18bps

	As at
	30 September	30 June	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	224.9	223.5	216.1
Customer deposits	205.3	202.2	202.6
Customer assets and liabilities (CAL) (1)	432.1	427.5	420.5
RWAs	69.4	71.2	68.5

Retail Banking supports more than 19 million customers and continues to expand customer reach through new propositions such as the Mortgage Elsewhere Hub which has connected 36,000 customers and £6.2 billion of balances; our new insurance partnership that has generated over 10,000 policies; and the launch of Sainsbury’s-branded loans and savings.

We are simplifying journeys and improving service through technology. Our AI fraud-triage agent in Cora has supported 52,000 credit card customer conversations, providing faster help and freeing colleagues for more complex needs.

Retail Banking provided £1.3 billion of climate and transition finance(2) in Q3 2026, principally through lending on properties with an EPC rating of A or B.

Q3 2026 performance

•	During Q3 2026, Retail Banking delivered an operating profit of £851 million, a return on equity of 26.1% and an improved cost:income ratio, down from 43.0% in Q3 2025 to 39.4% in Q3 2026. Cost:income ratio (excl. litigation and conduct) improved from 42.8% in Q3 2025 to 39.7% in Q3 2026.

•	Total income was £33 million, or 1.9%, lower than Q2 2026 reflecting the non-repeat of an acceleration of back book insurance income within non-interest income and a £25 million charge following the periodic review of mortgage and credit card customer repayment behaviour partly offset by increased deposit hedge income and balance sheet growth as well as the benefit of an additional day in the quarter. Total income was £59 million, or 3.5%, higher than Q3 2025 reflecting deposit margin expansion from higher hedge income and growth in lending, partly offset by lower mortgage margins and deposit mix impact.

•	Net interest margin was 4 basis points lower than Q2 2026 largely reflecting the impact of the customer repayment behaviour change noted above.

•	Operating expenses were £32 million, or 4.5%, lower than Q2 2026. Other operating expenses were £31 million, or 4.3%, lower than Q2 2026 reflecting lower regulatory fees. Operating expenses were £37 million, or 5.2%, lower than Q3 2025. Other operating expenses were £29 million, or 4.1%, lower than Q3 2025 primarily due to lower regulatory fees, and lower integration costs related to the acquisition of balances acquired from Sainsbury's Bank partly offset by the inclusion of NatWest Boxed costs following the transfer from Central items & other.

•	An impairment charge of £192 million, compared with a £96 million charge in Q2 2026, largely driven by the non-repeat of Q2 2026 one-off releases including the Q2 2026 multiple economic scenarios update, post model adjustments releases and benefit from an unsecured debt sale.

•	CAL increased by £4.6 billion, or 1.1%, in Q3 2026.

•	Net loans to customers increased by £1.4 billion, or 0.6%, in Q3 2026 driven by higher mortgage balances of £1.2 billion, or 0.6%, higher cards balances of £0.2 billion, or 2.4%, and higher personal advances of £0.1 billion, or 1.0%.

•	Customer deposits increased by £3.1 billion, or 1.5%, in Q3 2026 reflecting strong growth in savings including ISAs, fixed term balances and through NatWest Boxed.

•	RWAs decreased by £1.8 billion, or 2.5%, in Q3 2026 primarily due to CRD IV model updates, partially offset by book growth.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

(2)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Q3 Results 2026	11

Business performance summary continued

Private Banking & Wealth Management

	Quarter ended
	30 September	30 June	30 September
	2026	2026	2025
	£m	£m	£m
Total income	447	304	284
Operating expenses	(287)	(186)	(173)
of which: Other operating expenses	(286)	(185)	(172)
Impairment losses	(4)	-	(3)
Operating profit	156	118	108

Return on equity (1)	32.3%	26.5%	23.4%
Net interest margin (1)	2.91%	2.81%	2.66%
Cost:income ratio (excl. litigation and conduct) (1)	64.0%	60.9%	60.6%
Loan impairment rate (1)	8bps	-	6bps
AUM net flows (£bn) (1)	1.0	1.1	0.6
AUMA income (1,2)	225	92	81

	As at
	30 September	30 June	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	19.0	19.0	18.9
Customer deposits	41.1	41.4	42.7
RWAs	12.5	12.4	11.4
Assets under management and administration (AUMA) (1)	132.4	130.6	58.5
of which:
Assets under management (AUM) (1)	118.0	116.4	43.7
Assets under administration (AUA) (1)	14.4	14.2	14.8
Customer assets and liabilities (CAL) (1,3)	191.6	190.1	119.0

Private Banking & Wealth Management is broadening its client proposition through Evelyn Partners. Integration is progressing well and the combined business delivered £1.0 billion of quarterly AUM net inflows, equivalent to 3.4% of opening balances on an annualised basis.

We are simplifying access to advice and services, with record Coutts mobile NPS of +57 and investment-backed lending in-app. AI use by colleagues rose 66% in the quarter, while AI-powered client intelligence is helping relationship managers target new client needs when it matters most.

Private Banking & Wealth Management provided £0.08 billion of climate and transition finance(4) in Q3 2026, principally in relation to mortgages on residential properties with an EPC rating of A or B and wholesale transactions.

Q3 2026 performance

•	During Q3 2026, Private Banking & Wealth Management delivered an operating profit of £156 million, and a return on equity of 32.3%. This is the first full quarter following completion of the transformational acquisition of Evelyn Partners on 30 June 2026.

•	Total income was £143 million, or 47.0%, higher than Q2 2026 primarily reflecting the acquisition of Evelyn Partners together with deposit margin expansion and AUMA balance growth. Q3 2026 total income was £163 million, or 57.4%, higher than Q3 2025 primarily reflecting the acquisition of Evelyn Partners, which has led to a 128% increase in non-interest income in the quarter, together with deposit margin expansion and AUMA balance growth.

•	Net interest margin was 10 basis points higher than Q2 2026 largely reflecting deposit margin expansion.

•	Operating expenses were £101 million, or 54.3%, higher than Q2 2026. Other operating expenses were £101 million, or 54.6%, higher than Q2 2026 primarily reflecting the acquisition of Evelyn Partners. Operating expenses were £114 million, or 65.9%, higher than Q3 2025. Other operating expenses were £114 million, or 66.3%, higher than Q3 2025 primarily reflecting the acquisition of Evelyn Partners.

•	An impairment charge of £4 million in Q3 2026, compared with no impairment charge in Q2 2026, reflecting higher Stage 3 charges and the non-repeat of releases recognised in Q2 2026. Stage 3 charges remain at low levels.

•	CAL increased by £1.5 billion, or 0.8%, in Q3 2026, supported by growth in AUMA balances.

•	Net loans to customers are in line with Q2 2026.

•	Customer deposits decreased by £0.3 billion, or 0.7%, in Q3 2026 driven by seasonal tax outflows and continued flows to AUMAs.

•	AUMA balances increased by £1.8 billion in Q3 2026, driven by positive market movements of £0.4 billion, AUM net inflows of £1.0 billion, and AUA net inflows of £0.4 billion. Net flows are positive in both businesses.

(1)	Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services.
(3)	CAL refers to customer deposits, gross loans to customers and AUMA. To avoid double counting, investment cash is deducted as it is reported within customer deposits and AUMA.
(4)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Q3 Results 2026	12

Business performance summary continued

Commercial & Institutional

	Quarter ended
	30 September	30 June	30 September
	2026	2026	2025
	£m	£m	£m
Net interest income	1,762	1,725	1,550
Non-interest income	661	669	658
Total income	2,423	2,394	2,208

Operating expenses	(1,058)	(1,097)	(1,115)
of which: Other operating expenses	(1,037)	(1,076)	(1,060)
Impairment losses	(80)	(43)	(52)
Operating profit	1,285	1,254	1,041

Return on equity (1)	22.5%	22.4%	19.7%
Net interest margin (1)	2.47%	2.45%	2.36%
Cost:income ratio (excl. litigation and conduct) (1)	42.8%	44.9%	48.0%
Loan impairment rate (1)	19bps	10bps	14bps

	As at
	30 September	30 June	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	170.4	163.7	154.2
Customer deposits	207.0	204.0	196.4
Funded assets (1)	364.2	359.1	331.4
Customer assets and liabilities (CAL) (1)	378.9	369.3	352.2
RWAs	117.2	114.5	111.9

Commercial & Institutional supports sectors central to the UK economy. We committed over £2.8 billion to social housing(2), supported entrepreneurs by growing our Accelerator network and delivered £6.7 billion of net lending growth.

Commercial & Institutional provided £5.9 billion of climate and transition finance(3) in Q3 2026, supporting customers investing in the transition to net zero.

Q3 2026 performance

•	During Q3 2026, Commercial & Institutional delivered an operating profit of £1,285 million and a return on equity of 22.5%, with strong operating jaws driving an improvement in the cost:income ratio from 50.5% in Q3 2025 to 43.7% in Q3 2026. The cost:income ratio (excl. litigation and conduct) improved from 48.0% in Q3 2025 to 42.8% in Q3 2026.

•	Total income was £29 million, or 1.2%, higher than Q2 2026 primarily reflecting higher deposit hedge income, a one-off gain on the sale of Mentor as well as the benefit of an additional day in the quarter, partly offset by lower markets trading income. Q3 2026 total income was £215 million, or 9.7%, higher than Q3 2025 primarily reflecting higher deposit income as a result of higher customer balances, higher hedge income and lending growth across all businesses, partly offset by lower markets trading income.

•	Net interest margin was 2 basis points higher than in Q2 2026 reflecting deposit margin expansion partly offset by asset mix impacts.

•	Operating expenses were £39 million, or 3.6%, lower than Q2 2026. Other operating expenses were £39 million, or 3.6%, lower than Q2 2026 largely reflecting higher VAT credits, lower regulatory fees and continued investment in the business, partly offset by increased restructuring costs. Operating expenses were £57 million, or 5.1%, lower than Q3 2025. Other operating expenses were £23 million, or 2.2%, lower than Q3 2025 reflecting non-recurring costs from Q3 2025.

•	An impairment charge of £80 million in Q3 2026 compared with a £43 million charge in Q2 2026 reflecting higher Stage 3 charges.

•	Net loans to customers increased by £6.7 billion or 4.1% in Q3 2026, with growth within Corporate & Institutions and Commercial Mid-market.

•	Customer deposits increased by £3.0 billion, or 1.5%, in Q3 2026 reflecting growth across all the businesses.

•	RWAs increased by £2.7 billion, or 2.4%, in Q3 2026 primarily reflecting book growth, increased market risk and CRD IV model updates, partly offset by RWA management actions.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Social finance and facilitation represents only a relatively small proportion of our overall financing and facilitation activities.
(3)	Climate and transition finance represents only a relatively small proportion of our overall financing and facilitation activities.

NatWest Group - Form 6-K Q3 Results 2026	13

Business performance summary continued

Central items & other

	Quarter ended
	30 September	30 June	30 September
	2026	2026	2025
	£m	£m	£m
Total income	49	52	178
Operating expenses	(115)	(86)	7
of which: Other operating expenses	(85)	(74)	(40)
Impairment losses	(1)	(1)	(1)
Operating (loss)/profit	(67)	(35)	184

		As at
	30 September	30 June	31 December
	2026	2026	2025
	£bn	£bn	£bn
Net loans to customers (amortised cost)	34.7	29.7	29.7
Customer deposits	0.9	1.0	1.3
RWAs	1.4	1.4	1.5

Q3 2026 performance

•	Total income was £3 million lower than Q2 2026 primarily reflecting a movement in FX recycling from a gain of £38 million in Q2 2026 to a loss of £3 million in Q3 2026 largely offset by higher gains on interest and FX risk management derivatives not in hedge accounting relationships.

•	Operating expenses of £115 million were £29 million higher than Q2 2026. Other operating expenses of £85 million were £11 million higher than Q2 2026 and included amortisation of Evelyn Partners purchased intangibles of £28 million.

•	Net loans to customers increased by £5.0 billion in Q3 2026 driven by reverse repo activity in Treasury.

NatWest Group - Form 6-K Q3 Results 2026	14

Segment performance

	Nine months ended 30 September 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	4,780	612	5,129	(72)	10,449
Non-interest income	379	430	1,923	321	3,053
Total income	5,159	1,042	7,052	249	13,502
Direct expenses	(644)	(299)	(1,145)	(4,079)	(6,167)
Indirect expenses	(1,469)	(363)	(2,070)	3,902	-
Other operating expenses	(2,113)	(662)	(3,215)	(177)	(6,167)
Litigation and conduct costs	6	(2)	(51)	(45)	(92)
Operating expenses	(2,107)	(664)	(3,266)	(222)	(6,259)
Operating profit before impairment losses	3,052	378	3,786	27	7,243
Impairment losses	(472)	(10)	(217)	(1)	(700)
Operating profit	2,580	368	3,569	26	6,543

Total income excluding notable items (1)	5,159	1,042	7,046	12	13,259

Additional information
Return on Tangible Equity (1)	na	na	na	na	20.2%
Return on equity (1)	26.8%	26.8%	21.1%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	41.0%	63.5%	45.6%	nm	45.7%
Total assets (£bn)	248.9	32.7	429.7	47.4	758.7
Funded assets (£bn) (1)	248.9	32.7	364.2	47.2	693.0
Net loans to customers - amortised cost (£bn)	224.9	19.0	170.4	34.7	449.0
Loan impairment rate (1)	28bps	7bps	17bps	nm	21bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	0.1	(2.0)
Customer deposits (£bn)	205.3	41.1	207.0	0.9	454.3
Total customer assets and liabilities (CAL) (£bn)	432.1	191.6	378.9	na	1,002.6
Risk-weighted assets (RWAs) (£bn)	69.4	12.5	117.2	1.4	200.5
RWA equivalent (RWAe) (£bn)	69.7	12.5	118.3	1.7	202.2
Employee numbers (FTEs - thousands) (2)	12.8	4.4	12.4	29.9	59.5
Third party customer asset rate (1)	4.44%	4.58%	5.56%	nm	nm
Third party customer funding rate (1)	(1.60%)	(2.37%)	(1.41%)	nm	nm
Average interest earning assets (£bn) (1)	238.8	29.0	278.6	na	561.5
Net interest margin (1)	2.68%	2.82%	2.46%	na	2.49%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Includes 2,175 FTEs related to the acquisition of Evelyn Partners.

NatWest Group - Form 6-K Q3 Results 2026	15

Segment performance continued

	Nine months ended 30 September 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	4,471	555	4,505	(143)	9,388
Non-interest income	325	268	1,992	344	2,929
Total income	4,796	823	6,497	201	12,317
Direct expenses	(604)	(183)	(1,192)	(3,905)	(5,884)
Indirect expenses	(1,519)	(347)	(1,930)	3,796	-
Other operating expenses	(2,123)	(530)	(3,122)	(109)	(5,884)
Litigation and conduct costs	(15)	(2)	(144)	31	(130)
Operating expenses	(2,138)	(532)	(3,266)	(78)	(6,014)
Operating profit before impairment losses	2,658	291	3,231	123	6,303
Impairment losses	(323)	(4)	(206)	(2)	(535)
Operating profit	2,335	287	3,025	121	5,768

Total income excluding notable items (1)	4,796	823	6,494	15	12,128

Additional information
Return on Tangible Equity (1)	na	na	na	na	19.5%
Return on equity (1)	24.7%	21.0%	19.0%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.3%	64.4%	48.1%	nm	47.8%
Total assets (£bn)	240.6	29.1	408.9	47.0	725.6
Funded assets (£bn) (1)	240.6	29.1	348.2	46.6	664.5
Net loans to customers - amortised cost (£bn)	216.0	18.8	149.7	30.8	415.3
Loan impairment rate (1)	20bps	3bps	18bps	nm	17bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(1.1)	-	(2.3)
Customer deposits (£bn)	195.8	40.6	198.3	0.8	435.5
Total customer assets and liabilities (CAL) (£bn)	413.7	114.3	349.6	na	877.6
Risk-weighted assets (RWAs) (£bn)	69.1	11.4	107.0	1.6	189.1
RWA equivalent (RWAe) (£bn)	69.9	11.4	108.0	1.9	191.2
Employee numbers (FTEs - thousands)	11.6	2.1	12.6	32.8	59.1
Third party customer asset rate (1)	4.34%	4.74%	6.04%	nm	nm
Third party customer funding rate (1)	(1.78%)	(2.75%)	(1.60%)	nm	nm
Average interest earning assets (£bn) (1)	229.8	28.5	257.1	na	544.3
Net interest margin (1)	2.60%	2.60%	2.34%	na	2.31%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 Results 2026	16

Segment performance continued

	Quarter ended 30 September 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,615	214	1,762	(32)	3,559
Non-interest income	106	233	661	81	1,081
Total income	1,721	447	2,423	49	4,640
Direct expenses	(214)	(173)	(362)	(1,342)	(2,091)
Indirect expenses	(469)	(113)	(675)	1,257	-
Other operating expenses	(683)	(286)	(1,037)	(85)	(2,091)
Litigation and conduct costs	5	(1)	(21)	(30)	(47)
Operating expenses	(678)	(287)	(1,058)	(115)	(2,138)
Operating profit/(loss) before impairment losses	1,043	160	1,365	(66)	2,502
Impairment losses	(192)	(4)	(80)	(1)	(277)
Operating profit/(loss)	851	156	1,285	(67)	2,225

Total income excluding notable items (1)	1,721	447	2,419	-	4,587

Additional information
Return on Tangible Equity (1)	na	na	na	na	21.6%
Return on equity (1)	26.1%	32.3%	22.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	39.7%	64.0%	42.8%	nm	45.1%
Total assets (£bn)	248.9	32.7	429.7	47.4	758.7
Funded assets (£bn) (1)	248.9	32.7	364.2	47.2	693.0
Net loans to customers - amortised cost (£bn)	224.9	19.0	170.4	34.7	449.0
Loan impairment rate (1)	34bps	8bps	19bps	nm	24bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.6)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	0.1	(2.0)
Customer deposits (£bn)	205.3	41.1	207.0	0.9	454.3
Total customer assets and liabilities (CAL) (£bn)	432.1	191.6	378.9	na	1,002.6
Risk-weighted assets (RWAs) (£bn)	69.4	12.5	117.2	1.4	200.5
RWA equivalent (RWAe) (£bn)	69.7	12.5	118.3	1.7	202.2
Employee numbers (FTEs - thousands) (2)	12.8	4.4	12.4	29.9	59.5
Third party customer asset rate (1)	4.46%	4.61%	5.57%	nm	nm
Third party customer funding rate (1)	(1.62%)	(2.42%)	(1.46%)	nm	nm
Average interest earning assets (£bn) (1)	242.0	29.2	283.0	na	565.4
Net interest margin (1)	2.65%	2.91%	2.47%	na	2.50%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Includes 2,175 FTEs related to the acquisition of Evelyn Partners.

NatWest Group - Form 6-K Q3 Results 2026	17

Segment performance continued

	Quarter ended 30 June 2026
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,603	202	1,725	(34)	3,496
Non-interest income	151	102	669	86	1,008
Total income	1,754	304	2,394	52	4,504
Direct expenses	(248)	(68)	(404)	(1,329)	(2,049)
Indirect expenses	(466)	(117)	(672)	1,255	-
Other operating expenses	(714)	(185)	(1,076)	(74)	(2,049)
Litigation and conduct costs	4	(1)	(21)	(12)	(30)
Operating expenses	(710)	(186)	(1,097)	(86)	(2,079)
Operating profit/(loss) before impairment losses	1,044	118	1,297	(34)	2,425
Impairment losses	(96)	-	(43)	(1)	(140)
Operating profit/(loss)	948	118	1,254	(35)	2,285

Total income excluding notable items (1)	1,754	304	2,395	(4)	4,449

Additional information
Return on Tangible Equity (1)	na	na	na	na	21.0%
Return on equity (1)	29.7%	26.5%	22.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	40.7%	60.9%	44.9%	nm	45.5%
Total assets (£bn)	247.5	32.9	422.1	42.9	745.4
Funded assets (£bn) (1)	247.5	32.9	359.1	42.7	682.2
Net loans to customers - amortised cost (£bn)	223.5	19.0	163.7	29.7	435.9
Loan impairment rate (1)	17bps	-	10bps	nm	13bps
Impairment provisions (£bn)	(1.8)	(0.1)	(1.7)	-	(3.6)
Impairment provisions - Stage 3 (£bn)	(1.1)	(0.1)	(0.9)	-	(2.1)
Customer deposits (£bn)	202.2	41.4	204.0	1.0	448.6
Total customer assets and liabilities (CAL) (£bn) (1)	427.5	190.1	369.3	na	986.9
Risk-weighted assets (RWAs) (£bn)	71.2	12.4	114.5	1.4	199.5
RWA equivalent (RWAe) (£bn)	72.0	12.4	115.4	1.6	201.4
Employee numbers (FTEs - thousands) (2)	12.1	4.4	12.7	31.3	60.5
Third party customer asset rate (1)	4.42%	4.58%	5.55%	nm	nm
Third party customer funding rate (1)	(1.59%)	(2.35%)	(1.40%)	nm	nm
Average interest earning assets (£bn) (1)	238.7	28.8	282.1	na	562.6
Net interest margin (1)	2.69%	2.81%	2.45%	na	2.49%

nm = not meaningful, na = not applicable.

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)	Includes 2,225 FTEs related to the acquisition of Evelyn Partners.

NatWest Group - Form 6-K Q3 Results 2026	18

Segment performance continued

	Quarter ended 30 September 2025
		Private Banking
	Retail	& Wealth	Commercial	Central items	Total NatWest
	Banking	Management	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Income statement
Net interest income	1,549	192	1,550	(23)	3,268
Non-interest income	113	92	658	201	1,064
Total income	1,662	284	2,208	178	4,332
Direct expenses	(208)	(61)	(410)	(1,305)	(1,984)
Indirect expenses	(504)	(111)	(650)	1,265	-
Other operating expenses	(712)	(172)	(1,060)	(40)	(1,984)
Litigation and conduct costs	(3)	(1)	(55)	47	(12)
Operating expenses	(715)	(173)	(1,115)	7	(1,996)
Operating profit before impairment losses	947	111	1,093	185	2,336
Impairment losses	(97)	(3)	(52)	(1)	(153)
Operating profit	850	108	1,041	184	2,183

Total income excluding notable items (1)	1,662	284	2,208	12	4,166

Additional information
Return on Tangible Equity (1)	na	na	na	na	22.3%
Return on equity (1)	26.4%	23.4%	19.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	42.8%	60.6%	48.0%	nm	45.8%
Total assets (£bn)	240.6	29.1	408.9	47.0	725.6
Funded assets (£bn) (1)	240.6	29.1	348.2	46.6	664.5
Net loans to customers - amortised cost (£bn)	216.0	18.8	149.7	30.8	415.3
Loan impairment rate (1)	18bps	6bps	14bps	nm	15bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.7)	-	(3.7)
Impairment provisions - Stage 3 (£bn)	(1.2)	-	(1.1)	-	(2.3)
Customer deposits (£bn)	195.8	40.6	198.3	0.8	435.5
Total customer assets and liabilities (CAL) (£bn) (1)	413.7	114.3	349.6	na	877.6
Risk-weighted assets (RWAs) (£bn)	69.1	11.4	107.0	1.6	189.1
RWA equivalent (RWAe) (£bn)	69.9	11.4	108.0	1.9	191.2
Employee numbers (FTEs - thousands)	11.6	2.1	12.6	32.8	59.1
Third party customer asset rate (1)	4.40%	4.66%	5.88%	nm	nm
Third party customer funding rate (1)	(1.69%)	(2.61%)	(1.49%)	nm	nm
Average interest earning assets (£bn) (1)	233.0	28.6	260.5	na	548.1
Net interest margin (1)	2.64%	2.66%	2.36%	na	2.37%

nm = not meaningful, na = not applicable

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

NatWest Group - Form 6-K Q3 Results 2026	19

Capital and risk management

Capital, liquidity and funding risk

Introduction

NatWest Group takes a comprehensive approach to the management of capital, liquidity and funding, underpinned by frameworks, risk appetite and policies, to manage and mitigate capital, liquidity and funding risks. The framework ensures the tools and capability are in place to facilitate the management and mitigation of risk ensuring that NatWest Group operates within its regulatory requirements and risk appetite.

Key developments since 31 December 2025

CET1 ratio 13.5% (2025 – 14.0%)

The CET1 ratio decreased by 50 basis points to 13.5% due to a £7.2 billion increase in RWAs partially offset by an immaterial increase in CET1 capital.

The CET1 capital increase was mainly driven by an attributable profit to ordinary shareholders of £3.6 billion (net of ordinary interim dividend paid) offset by an increase in regulatory deductions following the acquisition of Evelyn Partners of £2.7 billion and a foreseeable ordinary dividend accrual of £1.3 billion.

RWAs £200.5bn (2025 – £193.3bn)

Total RWAs increased by £7.2 billion to £200.5 billion reflecting:

•       a net increase in credit risk RWAs of £5.9 billion, primarily driven by lending growth, movements in risk metrics and an increase from the acquisition of Evelyn Partners. These increases were partially offset by the benefits of RWA management actions and decreases in CRD IV model updates;

•       an increase in operational risk RWAs of £0.7 billion driven by the acquisition of Evelyn Partners;

•       an increase in market risk RWAs of £0.4 billion, driven by the incremental risk charge (IRC) reflecting changes in government bond positions and increased stressed value-at-risk (SVaR) based RWAs related to client trading activity in the currency options business;

•       an increase in counterparty credit risk RWAs of £0.2 billion, primarily due to an update to the approach to determining collateral liquidity in securities financing transactions and CRD IV model updates.

UK leverage ratio 4.6% (2025 – 4.8%)	The leverage ratio decreased by 20 basis points to 4.6% due to a £40.6 billion increase in leverage exposure partially offset by a £0.6 billion increase in Tier 1 capital. The key driver of the leverage exposure movement was an increase in other financial assets.

MREL ratio 30.0% (2025 – 31.9%)

The Minimum Requirements of own funds and Eligible Liabilities (MREL) ratio decreased by 190 basis points to 30.0% driven by a £7.2 billion increase in RWAs and a £1.5 billion decrease in MREL.

MREL decreased to £60.1 billion driven by a £1.5 billion decrease in senior unsecured debt and an immaterial decrease in eligible Own Funds. The decrease in senior unsecured debt was mainly driven by redemptions totalling £2.4 billion partially offset by new issuances totalling £1.5 billion. There were offsetting moves in eligible Own Funds due to the issuance of a £0.5 billion Additional Tier 1 instrument and a $0.8 billion subordinated debt Tier 2 instrument, and the redemption of a £1.0 billion Tier 2 instrument.

Liquidity portfolio £223.0bn (2025 – £237.9bn)	The liquidity portfolio decreased by £14.9 billion to £223.0 billion compared with Q4 2025. Primary liquidity decreased by £4.0 billion to £153.2 billion, driven by lending growth partly offset by issuance and increased deposits. Secondary liquidity decreased by £10.9 billion due to reduced pre-positioned collateral at the Bank of England.

LCR average 137% (2025 – 147%)	The average Liquidity Coverage Ratio (LCR) decreased by 10 percentage points to 137% during 2026, driven by lending growth and changes to outflow assumptions partly offset by issuance and increased deposits.

NSFR average 131% (2025 – 135%)	The average Net Stable Funding Ratio (NSFR) decreased by 4 percentage points to 131% during 2026 driven by lending growth partly offset by issuance and increased deposits.

NatWest Group - Form 6-K Q3 Results 2026	20

Capital and risk management continued

Capital, liquidity and funding risk continued

Maximum Distributable Amount (MDA) and Minimum Capital Requirements

NatWest Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum capital requirements (the sum of Pillar 1 and Pillar 2A), and the additional capital buffers which are held in excess of the regulatory minimum requirements and are usable in stress.

Where the CET1 ratio falls below the sum of the minimum capital and the combined buffer requirement, there is a subsequent automatic restriction on the amount available to service discretionary payments (including AT1 coupons), known as the MDA. Note that different capital requirements apply to individual legal entities or sub-groups and that the table shown does not reflect any incremental PRA buffer requirements, which are not disclosable.

The current capital position provides significant headroom above both NatWest Group’s minimum requirements and its MDA threshold requirements.

Type	CET1	Total Tier 1	Total capital
Pillar 1 requirements	4.5%	6.0%	8.0%
Pillar 2A requirements	1.6%	2.2%	2.9%
Minimum Capital Requirements	6.1%	8.2%	10.9%
Capital conservation buffer	2.5%	2.5%	2.5%
Countercyclical capital buffer (1)	1.7%	1.7%	1.7%
MDA threshold (2)	10.3%	n/a	n/a
Overall capital requirement	10.3%	12.4%	15.1%
Capital ratios at 30 September 2026	13.5%	16.0%	18.6%
Headroom (3,4)	3.2%	3.6%	3.5%

(1)	The UK countercyclical buffer (CCyB) rate is currently being maintained at 2%. This may vary in either direction in the future subject to how risks develop. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions.

(2)	Pillar 2A requirements for NatWest Group are set as a variable amount with the exception of some fixed add-ons. Following the 2026 Annual review, the CET1 element of the Pillar 2A requirement for NatWest Group is expected to reduce to 1.2%, effective 1 January 2027.

(3)	The headroom does not reflect excess distributable capital and may vary over time.

(4)	Headroom as at 31 December 2025 was CET1 - 3.7%, Total Tier 1 - 4.0% and Total capital - 4.2%.

Leverage ratios

The table below summarises the minimum ratios of capital to leverage exposure under the binding PRA UK leverage framework applicable for NatWest Group.

Type	CET1	Total Tier 1
Minimum ratio	2.44%	3.25%
Countercyclical leverage ratio buffer (1)	0.6%	0.6%
Total	3.04%	3.85%

(1)	The countercyclical leverage ratio buffer is set at 35% of NatWest Group’s CCyB.

Liquidity and funding ratios

The table below summarises the minimum requirements for key liquidity and funding metrics under the PRA framework.

Type
Liquidity Coverage Ratio (LCR)	100%
Net Stable Funding Ratio (NSFR)	100%

NatWest Group - Form 6-K Q3 Results 2026	21

Capital and risk management continued

Capital, liquidity and funding risk continued

Capital and leverage ratios

The tables below show key prudential metrics calculated in accordance with current PRA rules.

	30 September	30 June	31 December
	2026	2026	2025
Capital adequacy ratios	%	%	%
CET1	13.5	13.2	14.0
Tier 1	16.0	15.7	16.4
Total	18.6	18.9	19.3

Capital	£m	£m	£m
Tangible equity	28,444	28,543	30,736

Expected loss less impairment	-	-	(89)
Prudential valuation adjustment	(191)	(152)	(167)
Deferred tax assets	(712)	(735)	(804)
Own credit	26	36	42
Defined benefit pension fund adjustment	(209)	(190)	(187)
Cash flow hedging reserve	1,336	780	752
Foreseeable ordinary dividends	(1,329)	(1,517)	(1,837)
Adjustment for trust assets (1)	(365)	(365)	(365)
Foreseeable charges (2)	(235)	(442)	(921)
Other adjustments for regulatory purposes	342	348	(94)
Total regulatory adjustments	(1,337)	(2,237)	(3,670)

CET1 capital	27,107	26,306	27,066

AT1 capital	5,070	5,070	4,555
Tier 1 capital	32,177	31,376	31,621

Tier 2 capital	5,158	6,275	5,754
Total regulatory capital	37,335	37,651	37,375

Risk-weighted assets
Credit risk	161,511	160,892	155,610
Counterparty credit risk	7,738	7,768	7,609
Market risk	4,942	4,493	4,474
Operational risk	26,327	26,327	25,595
Total RWAs	200,518	199,480	193,288

(1)	Prudent deduction in respect of an agreement with the pension fund to establish a legal structure to remove dividend-linked contribution.

(2)	The foreseeable charges of £235 million relate to share buybacks (30 June 2026 - £442 million; 31 December 2025 - £921 million).

	30 September	30 June	31 December
	2026	2026	2025
Leverage	£m	£m	£m
Cash and balances at central banks	70,176	76,743	85,182
Trading assets	46,590	47,366	46,537
Derivatives	65,684	63,157	60,789
Financial assets	549,692	529,802	505,609
Other assets	26,560	28,299	16,436
Total assets	758,702	745,367	714,553
Derivatives
- netting and variation margin	(62,405)	(59,853)	(58,769)
- potential future exposures	20,077	18,529	18,155
Securities financing transactions gross up	2,539	1,301	2,593
Other off balance sheet items	63,522	62,862	70,909
Regulatory deductions and other adjustments	(19,436)	(21,116)	(9,699)
Claims on central banks	(66,750)	(73,311)	(81,616)
Exclusion of bounce back loans	(646)	(758)	(1,172)
UK leverage exposure	695,603	673,021	654,954
UK leverage ratio (%)	4.6	4.7	4.8

NatWest Group - Form 6-K Q3 Results 2026	22

Capital and risk management continued

Capital, liquidity and funding risk continued

Capital flow statement

The table below analyses the movement in CET1, AT1 and Tier 2 capital for the nine months ended 30 September 2026.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 31 December 2025	27,066	4,555	5,754	37,375
Attributable profit for the period	4,567	-	-	4,567
Ordinary interim dividend paid	(954)	-	-	(954)
Foreseeable ordinary dividends	(1,329)	-	-	(1,329)
Foreign exchange reserve	(177)	-	-	(177)
FVOCI reserve	26	-	-	26
Own credit	(16)	-	-	(16)
Share-based remuneration and shares vested under employee share schemes	150	-	-	150
Goodwill and intangibles deduction (1)	(2,397)	-	-	(2,397)
Deferred tax assets	92	-	-	92
Prudential valuation adjustments	(24)	-	-	(24)
Issuances of capital instruments	-	500	553	1,053
Redemption of capital instruments	-	-	(997)	(997)
Other capital instrument movements (2)	-	15	(195)	(180)
Expected loss less impairment	89	-	-	89
Other movements	14	-	43	57
At 30 September 2026	27,107	5,070	5,158	37,335

(1)	Goodwill and intangibles deduction movement includes £2.7 billion related to the acquisition of Evelyn Partners.

(2)	Other capital instrument movements include foreign exchange movements, accrued interest and fair value adjustments to capital instruments.

•	For CET1 movements refer to the key points on page 20.

•	Additional Tier 1 movement of £0.5 billion relates to a £0.5 billion 7.500% Reset Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Note issued in June 2026.

•	Tier 2 movements include an increase of £0.6 billion for a $0.8 billion 5.908% Fixed-to-Fixed Reset Rate Subordinated Tier 2 Note issued in March 2026 offset by a decrease of £1.0 billion relating to the redemption of a 2.105% Fixed-to-Fixed Rate Reset Tier 2 Note in August 2026.

•	Within Other movements for Tier 2 capital, there is an increase as a result of excess IRB provisions over expected losses in the period.

Capital generation pre-distributions

	30 September	30 June	31 December
	2026	2026	2025
	£m	£m	£m
CET1	27,107	26,306	27,066
CET1 capital pre-distributions (1)	29,390	27,823	31,171
RWAs	200,518	199,480	193,288

CET1 ratio (%) - opening at 1 January	14.00	14.00	13.61
CET1 pre-distributions (%) - closing	14.66	13.95	16.13
Capital generation pre-distributions (%) (1,2)	0.66	(0.05)	2.52

(1)	The calculation of capital generation pre-distributions uses CET1 capital pre-distributions. Distributions includes ordinary dividends paid, foreseeable ordinary dividends and share buybacks.

(2)	The capital generation pre-distributions is including the day 1 impact of the acquisition of Evelyn Partners. Excluding the impact of this, capital generation pre-distribution would be 2.08%.

NatWest Group - Form 6-K Q3 Results 2026	23

Capital and risk management continued

Capital, liquidity and funding risk continued

Risk-weighted assets

The table below analyses the movement in RWAs for the nine months ended 30 September 2026, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total
	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	155.6	7.6	4.5	25.6	193.3
Foreign exchange movement	(0.1)	-	-	-	(0.1)
Business movement	5.5	0.1	0.4	-	6.0
Risk parameter changes	0.8	-	-	-	0.8
Model updates	(0.7)	0.1	-	-	(0.6)
Acquisitions	0.4	-	-	0.7	1.1
At 30 September 2026	161.5	7.8	4.9	26.3	200.5

The table below analyses segmental RWAs.

		Private Banking			Total
	Retail	& Wealth	Commercial	Central items	NatWest
	Banking	Management	& Institutional	& other	Group
Total RWAs	£bn	£bn	£bn	£bn	£bn
At 31 December 2025	68.5	11.4	111.9	1.5	193.3
Foreign exchange movement	-	-	(0.1)	-	(0.1)
Business movement	0.7	-	5.4	(0.1)	6.0
Risk parameter changes	0.6	-	0.2	-	0.8
Model updates	(0.4)	-	(0.2)	-	(0.6)
Acquisitions	-	1.1	-	-	1.1
At 30 September 2026	69.4	12.5	117.2	1.4	200.5

Credit risk	60.0	10.0	90.2	1.3	161.5
Counterparty credit risk	0.2	0.1	7.4	0.1	7.8
Market risk	0.1	-	4.8	-	4.9
Operational risk	9.1	2.4	14.8	-	26.3
Total RWAs	69.4	12.5	117.2	1.4	200.5

Total RWAs increased by £7.2 billion to £200.5 billion during the period mainly reflecting:

•	A reduction in risk-weighted assets from foreign exchange movements of £0.1 billion primarily due to sterling appreciating against the euro and depreciating against the US dollar.

•	An increase in business movements of £6.0 billion, primarily driven by credit risk, reflecting lending growth partially offset by the benefit of RWA management actions. A further increase in market risk was driven by IRC reflecting changes in government bond positions and increased SVaR based RWAs related to client trading activity in the currency options business.

•	An increase in risk parameters of £0.8 billion primarily driven by movements in risk metrics within Retail Banking and Commercial & Institutional.

•	A decrease in model updates of £0.6 billion driven by CRD IV model updates within Retail Banking and Commercial & Institutional.

•	An increase in acquisitions of £1.1 billion driven by the acquisition of Evelyn Partners.

NatWest Group - Form 6-K Q3 Results 2026	24

Capital and risk management continued

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the composition of the liquidity portfolio with primary liquidity aligned to high-quality liquid assets on a regulatory LCR basis. Secondary liquidity comprises assets which are eligible as collateral for local central bank liquidity facilities and do not form part of the LCR eligible high-quality liquid assets. High-quality liquid assets cover both Pillar 1 and Pillar 2 risks.

	Liquidity value
	30 September 2026			30 June 2026			31 December 2025
	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL	NatWest	NWH	UK DoL
	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub	Group (1)	Group (2)	Sub
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	65,993	37,870	37,848	72,578	42,480	42,458	81,107	52,307	51,640
High-quality government/MDB/PSE and GSE bonds (3)	72,447	51,047	51,047	66,627	46,450	46,450	61,438	42,214	42,214
Extremely high quality covered bonds	5,433	5,390	5,390	4,703	4,693	4,693	4,415	4,414	4,414
LCR level 1 assets	143,873	94,307	94,285	143,908	93,623	93,601	146,960	98,935	98,268
LCR level 2 Eligible Assets (4)	9,358	8,263	8,263	8,137	7,225	7,225	10,325	9,466	9,466
Primary liquidity (HQLA) (5)	153,231	102,570	102,548	152,045	100,848	100,826	157,285	108,401	107,734
Secondary liquidity	69,741	69,741	69,741	72,560	72,560	72,560	80,647	80,647	80,647
Total liquidity value	222,972	172,311	172,289	224,605	173,408	173,386	237,932	189,048	188,381

(1)	NatWest Group includes NWH Group, NWM Group and RBSI Ltd.

(2)	NWH Group comprises UK DoLSub and, as at 31 December 2025 only, NatWest Bank Europe GmbH which held managed portfolios that comply with local regulatory requirements, which may differ from PRA rules.

(3)	Multilateral development bank abbreviated to MDB, public sector entities abbreviated to PSE and government sponsored entities abbreviated to GSE.

(4)	Includes Level 2A and Level 2B.

(5)	High-quality liquid assets abbreviated to HQLA.

NatWest Group - Form 6-K Q3 Results 2026	25

Capital and risk management continued

Credit risk

Segment analysis – portfolio summary

The table below shows gross loans and expected credit loss (ECL), by segment and stage, within the scope of the IFRS 9 ECL framework.

	30 September 2026					31 December 2025
		Private Banking					Private Banking
	Retail	& Wealth	Commercial	Central items		Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total	Banking	Management	& Institutional	& other	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	203,263	17,723	149,701	42,210	412,897	196,325	17,552	138,769	34,005	386,651
Stage 2	20,759	1,172	25,273	50	47,254	19,113	1,115	18,289	65	38,582
Stage 3	2,561	396	1,772	-	4,729	2,231	348	2,102	2	4,683
Of which: individual	-	334	741	-	1,075	-	276	1,180	-	1,456
Of which: collective	2,561	62	1,031	-	3,654	2,231	72	922	2	3,227
Total	226,583	19,291	176,746	42,260	464,880	217,669	19,015	159,160	34,072	429,916
ECL provisions (3)
Stage 1	317	15	299	7	638	335	13	256	10	614
Stage 2	494	15	407	2	918	424	13	357	2	796
Stage 3	1,127	53	866	-	2,046	1,075	50	1,048	2	2,175
Of which: individual	-	53	360	-	413	-	50	548	-	598
Of which: collective	1,127	-	506	-	1,633	1,075	-	500	2	1,577
Total	1,938	83	1,572	9	3,602	1,834	76	1,661	14	3,585
ECL provisions coverage (4)
Stage 1 (%)	0.16	0.08	0.20	0.02	0.15	0.17	0.07	0.18	0.03	0.16
Stage 2 (%)	2.38	1.28	1.61	4.00	1.94	2.22	1.17	1.95	3.08	2.06
Stage 3 (%)	44.01	13.38	48.87	-	43.26	48.18	14.37	49.86	100.00	46.44
Total	0.86	0.43	0.89	0.02	0.77	0.84	0.40	1.04	0.04	0.83

(1)	The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £69.2 billion (31 December 2025 – £84.1 billion) and debt securities of £88.6 billion (31 December 2025 – £78.4 billion).
(2)	Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.
(3)	Includes £11 million (31 December 2025 – £6 million) related to assets classified as FVOCI and £0.1 billion (31 December 2025 – £0.1 billion) related to off-balance sheet exposures.
(4)	ECL provisions coverage is calculated as ECL provisions divided by loans – amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful (nm) coverage ratio.

Segment analysis – loans

•	Retail Banking – Year-to-date balance sheet growth was primarily in the mortgage portfolio. Unsecured flows into Stage 3 increased during the year, largely reflecting the maturation of credit card cohorts originated through strategic new business growth since 2022. Performing book ECL coverage remained stable in the quarter but marginally above the 2025 year-end position, reflecting continued macroeconomic uncertainty. Overall Retail Banking ECL coverage increased in the quarter, reflecting a Stage 3 balance increase with lower levels of Stage 3 exits through write-off and debt sales.

•	Commercial & Institutional – Balance sheet growth was mainly across strategic areas in financial institutions and corporates. Performing book provisions increased reflecting continued macroeconomic uncertainty through updated economic inputs along with an increase in post model adjustments. Total provision balances and coverage reduced as write-offs more than offset the increase in the performing book ECL and new flows into default, which remain low compared to recent years.

NatWest Group - Form 6-K Q3 Results 2026	26

Capital and risk management continued

Credit risk continued

Movement in ECL provision

The table below shows the main ECL provision movements during the year.

ECL provision
£m
At 1 January 2026	3,585
Changes in economic forecasts	121
Changes in risk metrics and exposure: Stage 1 and Stage 2	8
Changes in risk metrics and exposure: Stage 3	600
Judgemental changes: changes in post model adjustments for Stages 1-3	19
Write-offs and other	(731)
At 30 September 2026	3,602

Key points

•	ECL remained broadly stable in the first nine months of the year.
•	Performing book ECL increases, supported by updates to economic forecast alongside continued balance growth, were largely offset by Stage 3 ECL reduction.
•	Stage 3 exits through write-offs and debt sales tracked above new Stage 3 inflows.

ECL post model adjustments

The table below shows ECL post model adjustments.

			Private Banking
	Retail Banking		& Wealth	Commercial
	Mortgages	Other	Management	& Institutional	Total
30 September 2026	£m	£m	£m	£m	£m
Economic uncertainty	32	56	11	189	288
Other adjustments	-	8	2	17	27
Total	32	64	13	206	315
Of which:
- Stage 1	28	33	3	69	133
- Stage 2	4	27	10	137	178
- Stage 3	-	4	-	-	4

31 December 2025
Deferred model calibrations	-	-	1	14	15
Economic uncertainty	44	42	11	149	246
Other adjustments	-	19	-	16	35
Total	44	61	12	179	296
Of which:
- Stage 1	33	38	4	73	148
- Stage 2	11	20	8	106	145
- Stage 3	-	3	-	-	3

Retail Banking

•	As at 30 September 2026, the post model adjustment for economic uncertainty remained broadly stable at £88 million (31 December 2025 – £86 million) with a reduced requirement for mortgages offset by an increase in credit cards. This reflected growth and maturation in credit card balances and continued resilience in mortgage credit performance. The economic uncertainty post model adjustment continued to address risks in segments of the Retail Banking portfolio considered more susceptible to affordability pressures. This includes customers with over indebtedness, weaker credit card affordability status and lower income customers exposed to fuel poverty.

•	An £8 million (31 December 2025 – £19 million) post model adjustment remains as a judgemental measure while additional loss data is accumulated on the recently migrated Sainsbury’s Bank lending portfolio.

Commercial & Institutional

•	As at 30 September 2026, the post model adjustment for economic uncertainty increased to £189 million (31 December 2025 – £149 million). The adjustments reflect continued economic uncertainty arising from the Middle East conflict including second order impacts for sectors considered most vulnerable.

•	The remaining post model adjustments relate to refinance risk and to mitigate the effects of operational timing delays in identifying significant increases in credit risk.

NatWest Group - Form 6-K Q3 Results 2026	27

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region.

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
30 September 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	223,530	8,508	11,737	243,775	126,078	94,326	701	221,105	464,880
- UK	223,530	8,508	11,737	243,775	107,011	52,923	73	160,007	403,782
- Other Europe	-	-	-	-	7,028	22,856	113	29,997	29,997
- RoW	-	-	-	-	12,039	18,547	515	31,101	31,101
Loans by asset quality (3)	223,530	8,508	11,737	243,775	126,078	94,326	701	221,105	464,880
- AQ1-AQ4	147,291	117	927	148,335	51,873	87,471	187	139,531	287,866
- AQ5-AQ8	73,308	7,933	9,622	90,863	72,281	6,700	145	79,126	169,989
- AQ9	1,301	143	235	1,679	250	13	355	618	2,297
- AQ10	1,630	315	953	2,898	1,674	142	14	1,830	4,728
Loans by stage	223,530	8,508	11,737	243,775	126,078	94,326	701	221,105	464,880
- Stage 1	205,051	5,604	9,093	219,748	99,556	93,262	331	193,149	412,897
- Stage 2	16,849	2,589	1,690	21,128	24,848	922	356	26,126	47,254
- Stage 3	1,630	315	954	2,899	1,674	142	14	1,830	4,729
- Of which: individual	225	-	28	253	673	135	14	822	1,075
- Of which: collective	1,405	315	926	2,646	1,001	7	-	1,008	3,654
Loans - past due analysis	223,530	8,508	11,737	243,775	126,078	94,326	701	221,105	464,880
- Not past due	220,481	8,127	10,734	239,342	121,714	94,114	690	216,518	455,860
- Past due 1-30 days	1,615	78	100	1,793	3,238	93	-	3,331	5,124
- Past due 31-90 days	549	90	124	763	449	4	-	453	1,216
- Past due 91-180 days	316	79	118	513	88	-	-	88	601
- Past due >180 days	569	134	661	1,364	589	115	11	715	2,079
Loans - Stage 2	16,849	2,589	1,690	21,128	24,848	922	356	26,126	47,254
- Not past due	15,370	2,484	1,558	19,412	23,525	915	356	24,796	44,208
- Past due 1-30 days	1,190	48	51	1,289	1,032	4	-	1,036	2,325
- Past due 31-90 days	289	57	81	427	291	3	-	294	721
Weighted average life
- ECL measurement (years)	8	5	6	6	6	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.42	3.74	5.16	0.75	1.29	0.17	12.57	0.84	0.80
- Basel (%)	0.65	4.01	4.16	0.90	1.00	0.16	12.82	0.67	0.79
ECL provisions by geography	272	622	1,088	1,982	1,453	149	18	1,620	3,602
- UK	272	622	1,088	1,982	1,302	99	6	1,407	3,389
- Other Europe	-	-	-	-	101	9	-	110	110
- RoW	-	-	-	-	50	41	12	103	103

For the notes to this table refer to page 31.

NatWest Group - Form 6-K Q3 Results 2026	28

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
30 September 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	272	622	1,088	1,982	1,453	149	18	1,620	3,602
- Stage 1	44	112	165	321	281	29	7	317	638
- Stage 2	31	257	208	496	410	8	4	422	918
- Stage 3	197	253	715	1,165	762	112	7	881	2,046
- Of which: individual	13	-	19	32	265	109	7	381	413
- Of which: collective	184	253	696	1,133	497	3	-	500	1,633
ECL provisions coverage (%)	0.12	7.31	9.27	0.81	1.15	0.16	2.57	0.73	0.77
- Stage 1 (%)	0.02	2.00	1.81	0.15	0.28	0.03	2.11	0.16	0.15
- Stage 2 (%)	0.18	9.93	12.31	2.35	1.65	0.87	1.12	1.62	1.94
- Stage 3 (%)	12.09	80.32	74.95	40.19	45.52	78.87	50.00	48.14	43.26
Loans by residual maturity	223,530	8,508	11,737	243,775	126,078	94,326	701	221,105	464,880
- ≤1 year	2,196	1,845	2,689	6,730	35,162	66,431	115	101,708	108,438
- >1 and ≤5 year	8,324	6,663	6,419	21,406	56,946	21,759	75	78,780	100,186
- >5 and ≤15 year	44,055	-	2,306	46,361	25,142	6,029	300	31,471	77,832
- >15 year	168,955	-	323	169,278	8,828	107	211	9,146	178,424
Other financial assets by asset quality (3)	-	-	-	-	5,140	27,130	125,535	157,805	157,805
- AQ1-AQ4	-	-	-	-	5,139	25,823	125,515	156,477	156,477
- AQ5-AQ8	-	-	-	-	1	1,307	20	1,328	1,328
Off-balance sheet	14,171	21,109	7,245	42,525	81,976	24,927	451	107,354	149,879
- Loan commitments	14,171	21,109	7,210	42,490	78,556	23,243	450	102,249	144,739
- Contingent liabilities	-	-	35	35	3,420	1,684	1	5,105	5,140
Off-balance sheet by asset quality (3)	14,171	21,109	7,245	42,525	81,976	24,927	451	107,354	149,879
- AQ1-AQ4	13,277	428	5,801	19,506	53,284	22,695	34	76,013	95,519
- AQ5-AQ8	880	20,592	1,408	22,880	28,362	2,200	131	30,693	53,573
- AQ9	4	12	6	22	25	-	286	311	333
- AQ10	10	77	30	117	305	32	-	337	454

For the notes to this table refer to page 31.

NatWest Group - Form 6-K Q3 Results 2026	29

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- UK	215,220	8,311	11,401	234,932	101,441	45,700	1,477	148,618	383,550
- Other Europe	9	-	-	9	7,010	14,059	351	21,420	21,429
- RoW	-	-	-	-	9,778	14,697	462	24,937	24,937
Loans by asset quality (3)	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- AQ1-AQ4	120,519	117	877	121,513	46,282	68,774	1,879	116,935	238,448
- AQ5-AQ8	92,296	7,817	9,360	109,473	69,665	5,535	131	75,331	184,804
- AQ9	1,075	135	208	1,418	292	6	265	563	1,981
- AQ10	1,339	242	956	2,537	1,990	141	15	2,146	4,683
Loans by stage	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Stage 1	197,939	5,988	8,977	212,904	97,779	73,959	2,009	173,747	386,651
- Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Stage 3	1,339	242	956	2,537	1,990	141	15	2,146	4,683
- Of which: individual	167	1	25	193	1,112	136	15	1,263	1,456
- Of which: collective	1,172	241	931	2,344	878	5	-	883	3,227
Loans - past due analysis	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- Not past due	212,492	7,993	10,388	230,873	114,895	74,257	2,275	191,427	422,300
- Past due 1-30 days	1,510	71	92	1,673	2,261	137	-	2,398	4,071
- Past due 31-90 days	469	86	130	685	274	8	-	282	967
- Past due 91-180 days	275	62	104	441	110	6	-	116	557
- Past due >180 days	483	99	687	1,269	689	48	15	752	2,021
Loans - Stage 2	15,951	2,081	1,468	19,500	18,460	356	266	19,082	38,582
- Not past due	14,521	1,979	1,335	17,835	17,605	343	266	18,214	36,049
- Past due 1-30 days	1,138	41	48	1,227	610	5	-	615	1,842
- Past due 31-90 days	292	61	85	438	245	8	-	253	691
Weighted average life
- ECL measurement (years)	9	4	6	5	7	4	nm	6	6
Weighted average 12 months PDs
- IFRS 9 (%)	0.46	3.68	5.05	0.77	1.18	0.14	5.40	0.83	0.80
- Basel (%)	0.62	3.91	3.52	0.85	1.04	0.15	5.40	0.75	0.80
ECL provisions by geography	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- UK	270	520	1,088	1,878	1,367	103	5	1,475	3,353
- Other Europe	2	-	-	2	104	10	1	115	117
- RoW	-	-	-	-	61	42	12	115	115

For the notes to this table refer to the following page.

NatWest Group - Form 6-K Q3 Results 2026	30

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

	Personal				Non-Personal
		Credit	Other		Corporate and	Financial
	Mortgages (1)	cards	personal	Total	other	institutions (2)	Sovereign	Total	Total
31 December 2025	£m	£m	£m	£m	£m	£m	£m	£m	£m
ECL provisions by stage	272	520	1,088	1,880	1,532	155	18	1,705	3,585
- Stage 1	45	125	172	342	228	37	7	272	614
- Stage 2	36	205	185	426	360	5	5	370	796
- Stage 3	191	190	731	1,112	944	113	6	1,063	2,175
- Of which: individual	16	1	12	29	453	110	6	569	598
- Of which: collective	175	189	719	1,083	491	3	-	494	1,577
ECL provisions coverage (%)	0.13	6.26	9.54	0.80	1.30	0.21	0.79	0.87	0.83
- Stage 1 (%)	0.02	2.09	1.92	0.16	0.23	0.05	0.35	0.16	0.16
- Stage 2 (%)	0.23	9.85	12.60	2.18	1.95	1.40	1.88	1.94	2.06
- Stage 3 (%)	14.26	78.51	76.46	43.83	47.44	80.14	40.00	49.53	46.44
Loans by residual maturity	215,229	8,311	11,401	234,941	118,229	74,456	2,290	194,975	429,916
- ≤1 year	2,764	1,856	2,736	7,356	33,768	52,130	1,765	87,663	95,019
- >1 and ≤5 year	8,332	6,452	6,898	21,682	51,723	18,262	77	70,062	91,744
- > 5 and ≤ 15 year	42,759	3	1,772	44,534	24,136	4,016	290	28,442	72,976
- > 15 year	161,374	-	(5)	161,369	8,602	48	158	8,808	170,177
Other financial assets by asset quality (3)	-	-	-	-	4,513	28,490	129,532	162,535	162,535
- AQ1-AQ4	-	-	-	-	4,506	28,301	129,532	162,339	162,339
- AQ5-AQ8	-	-	-	-	7	189	-	196	196
Off-balance sheet	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- Loan commitments	14,799	22,696	7,514	45,009	75,723	21,555	501	97,779	142,788
- Contingent liabilities	-	-	36	36	2,881	1,476	-	4,357	4,393
Off-balance sheet by asset quality (3)	14,799	22,696	7,550	45,045	78,604	23,031	501	102,136	147,181
- AQ1-AQ4	13,926	415	6,140	20,481	50,709	21,030	114	71,853	92,334
- AQ5-AQ8	859	22,205	1,283	24,347	27,525	1,924	12	29,461	53,808
- AQ9	4	11	12	27	61	-	375	436	463
- AQ10	10	65	115	190	309	77	-	386	576

(1)	Includes a portion of Private Banking & Wealth Management lending secured against residential real estate, in line with ECL calculation methodology. Private Banking & Wealth Management and RBS International personal products are reported in UK, reflecting the country of lending origination and includes crown dependencies.

(2)	Included within financial institutions is funds lending of £23.1 billion, including £18.1 billion subscription lines financing and £5.0 billion net asset value financing, and £12.6 billion of securitisation classified as private credit securitisation. Private credit securitisation is defined as senior securitisation financing secured on diversified portfolios of private loans to corporates.

(3)	AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating	Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA	AQ6	1.076% - 2.153%	BB- to B+
AQ2	0.034% - 0.048%	AA to AA-	AQ7	2.153% - 6.089%	B+ to B
AQ3	0.048% - 0.095%	A+ to A	AQ8	6.089% - 17.222%	B- to CCC+
AQ4	0.095% - 0.381%	BBB+ to BBB-	AQ9	17.222% - 100%	CCC to C
AQ5	0.381% - 1.076%	BB+ to BB	AQ10	100%	D

NatWest Group - Form 6-K Q3 Results 2026	31

Capital and risk management continued

Credit risk continued

Sector analysis – portfolio summary continued

The table below shows ECL by stage, for the Personal portfolio and Non-Personal portfolio, including the three largest borrowing sector clusters included in corporate and other.

	Loans - amortised cost and FVOCI				Off-balance sheet		ECL provisions
					Loan	Contingent
	Stage 1	Stage 2	Stage 3	Total	commitments	liabilities	Stage 1	Stage 2	Stage 3	Total
30 September 2026	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal	219,748	21,128	2,899	243,775	42,490	35	321	496	1,165	1,982
Mortgages (1)	205,051	16,849	1,630	223,530	14,171	-	44	31	197	272
Credit cards	5,604	2,589	315	8,508	21,109	-	112	257	253	622
Other personal	9,093	1,690	954	11,737	7,210	35	165	208	715	1,088
Non-Personal	193,149	26,126	1,830	221,105	102,249	5,105	317	422	881	1,620
Financial institutions (2)	93,262	922	142	94,326	23,243	1,684	29	8	112	149
Sovereign	331	356	14	701	450	1	7	4	7	18
Corporate and other	99,556	24,848	1,674	126,078	78,556	3,420	281	410	762	1,453
Of which:
Commercial real estate	19,610	1,408	294	21,312	6,117	141	64	24	116	204
Mobility and logistics	11,733	6,376	97	18,206	11,272	558	28	57	41	126
Consumer industries	12,086	3,953	378	16,417	12,245	573	40	88	210	338
Total	412,897	47,254	4,729	464,880	144,739	5,140	638	918	2,046	3,602

31 December 2025
Personal	212,904	19,500	2,537	234,941	45,009	36	342	426	1,112	1,880
Mortgages (1)	197,939	15,951	1,339	215,229	14,799	-	45	36	191	272
Credit cards	5,988	2,081	242	8,311	22,696	-	125	205	190	520
Other personal	8,977	1,468	956	11,401	7,514	36	172	185	731	1,088
Non-Personal	173,747	19,082	2,146	194,975	97,779	4,357	272	370	1,063	1,705
Financial institutions (2)	73,959	356	141	74,456	21,555	1,476	37	5	113	155
Sovereign	2,009	266	15	2,290	501	-	7	5	6	18
Corporate and other	97,779	18,460	1,990	118,229	75,723	2,881	228	360	944	1,532
Of which:
Commercial real estate	17,838	1,272	294	19,404	6,646	162	55	22	120	197
Mobility and logistics	13,021	4,312	81	17,414	10,194	520	24	45	40	109
Consumer industries	12,875	2,912	389	16,176	11,149	496	33	68	199	300
Total	386,651	38,582	4,683	429,916	142,788	4,393	614	796	2,175	3,585

(1)	As at 30 September 2026, £149.7 billion, 67.0%, of the total residential mortgages portfolio had Energy Performance Certificate (EPC) data available (31 December 2025 – £144.2 billion, 67.0%). Of which, 51.1% were rated as EPC A to C (31 December 2025 – 48.8%).

(2)	Includes transactions, such as securitisations, where the underlying risk may be in other sectors.

NatWest Group - Form 6-K Q3 Results 2026	32

Condensed consolidated income statement

for the period ended 30 September 2026 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Interest receivable	19,921	19,155	6,878	6,622	6,482
Interest payable	(9,472)	(9,767)	(3,319)	(3,126)	(3,214)
Net interest income	10,449	9,388	3,559	3,496	3,268
Fees and commissions receivable	2,663	2,412	953	878	804
Fees and commissions payable	(587)	(552)	(194)	(193)	(184)
Trading income	526	974	140	233	399
Other operating income	451	95	182	90	45
Non-interest income	3,053	2,929	1,081	1,008	1,064
Total income	13,502	12,317	4,640	4,504	4,332
Staff costs	(3,236)	(3,193)	(1,102)	(1,048)	(1,064)
Premises and equipment	(976)	(906)	(348)	(316)	(319)
Other administrative expenses	(1,130)	(1,060)	(336)	(430)	(315)
Depreciation and amortisation	(917)	(855)	(352)	(285)	(298)
Operating expenses	(6,259)	(6,014)	(2,138)	(2,079)	(1,996)
Profit before impairment losses	7,243	6,303	2,502	2,425	2,336
Impairment losses	(700)	(535)	(277)	(140)	(153)
Operating profit before tax	6,543	5,768	2,225	2,285	2,183
Tax charge	(1,748)	(1,412)	(610)	(612)	(502)
Profit for the period	4,795	4,356	1,615	1,673	1,681

Attributable to:
Ordinary shareholders	4,567	4,086	1,532	1,603	1,598
Paid-in equity holders	231	268	82	76	82
Non-controlling interests	(3)	2	1	(6)	1
	4,795	4,356	1,615	1,673	1,681

Earnings per share attributable to ordinary shareholders - basic	57.4p	50.7p	19.3p	20.1p	19.8p
Earnings per share attributable to ordinary shareholders - diluted	56.9p	50.2p	19.1p	20.0p	19.6p

NatWest Group - Form 6-K Q3 Results 2026	33

Condensed consolidated statement of comprehensive income

for the period ended 30 September 2026 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Profit for the period	4,795	4,356	1,615	1,673	1,681
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	29	20	22	2	11
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in own credit risk	14	(11)	8	(11)	(10)
Fair value through other comprehensive income (FVOCI) financial assets	5	54	3	-	5
Tax	(6)	(10)	(7)	(1)	(8)
	42	53	26	(10)	(2)
Items that do qualify for reclassification
FVOCI financial assets	23	76	(40)	31	13
Cash flow hedges (1)	(792)	778	(756)	132	120
Currency translation	(171)	(18)	(18)	(66)	77
Tax	197	(224)	211	(46)	(32)
	(743)	612	(603)	51	178
Other comprehensive (loss)/income after tax	(701)	665	(577)	41	176
Total comprehensive income for the period	4,094	5,021	1,038	1,714	1,857

Attributable to:
Ordinary shareholders	3,866	4,751	955	1,644	1,774
Paid-in equity holders	231	268	82	76	82
Non-controlling interests	(3)	2	1	(6)	1
	4,094	5,021	1,038	1,714	1,857

(1)	Refer to footnotes 4 and 5 of the Condensed consolidated statement of changes in equity.

NatWest Group - Form 6-K Q3 Results 2026	34

Condensed consolidated balance sheet

as at 30 September 2026 (unaudited)

	30 September	31 December
	2026	2025
	£m	£m
Assets
Cash and balances at central banks	70,176	85,182
Trading assets	46,590	46,537
Derivatives	65,684	60,789
Settlement balances	8,065	645
Loans to banks - amortised cost	10,831	6,958
Loans to customers - amortised cost	449,005	418,881
Other financial assets	89,856	79,770
Other assets (including intangible assets)	18,495	15,791
Total assets	758,702	714,553

Liabilities
Bank deposits	55,528	44,092
Customer deposits	454,346	442,998
Settlement balances	8,710	942
Trading liabilities	49,749	49,022
Derivatives	59,154	53,974
Other financial liabilities	74,874	67,599
Subordinated liabilities	5,473	6,123
Notes in circulation	3,100	3,164
Other liabilities	4,118	4,026
Total liabilities	715,052	671,940

Equity
Ordinary shareholders' interests	38,569	38,028
Other owners' interests	5,070	4,571
Owners' equity	43,639	42,599
Non-controlling interests	11	14
Total equity	43,650	42,613

Total liabilities and equity	758,702	714,553

NatWest Group - Form 6-K Q3 Results 2026	35

Condensed consolidated statement of changes in equity

for the period ended 30 September 2026 (unaudited)

	Share		Other		Other reserves				Total	Non-
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange (6)	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613
Profit attributable to ordinary shareholders and other equity owners				4,798					4,798	(3)	4,795

Other comprehensive income
Remeasurement of retirement benefit schemes				29					29		29
Changes in fair value of financial liabilities designated at FVTPL due to changes in own credit risk				14					14		14
Unrealised gains					67				67		67
Amounts recognised in equity						(1,015)			(1,015)		(1,015)
Retranslation of net assets							(99)		(99)		(99)
Gains on hedges of net assets							58		58		58
Reclassification of OCI to Income statement					(39)	223	(130)		54		54
Tax				(9)	(2)	208	(6)		191		191
Total comprehensive income/(loss)	-	-	-	4,832	26	(584)	(177)	-	4,097	(3)	4,094

Transactions with owners
Ordinary share dividends paid				(2,789)					(2,789)	-	(2,789)
Paid-in equity dividends paid				(231)					(231)		(231)
Paid-in equity issued (1)		499							499		499
Shares repurchased (2)	(115)		115	(686)					(686)		(686)
Sharing in success				(13)					(13)		(13)
Employee share schemes				50					50		50
Shares vested under employee share schemes			115						115		115
Share-based remuneration				(2)					(2)		(2)
At 30 September 2026	9,906	5,070	2,843	15,580	39	(1,336)	656	10,881	43,639	11	43,650

For the notes to this table, refer to the following page.

NatWest Group - Form 6-K Q3 Results 2026	36

Condensed consolidated statement of changes in equity continued

	Share		Other		Other reserves				Total	Non-
	capital and	Paid-in	statutory	Retained		Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	Fair value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders and other equity owners				4,354					4,354	2	4,356

Other comprehensive income
Realised gains in period on FVOCI equity shares				25	(25)				-		-
Remeasurement of retirement benefit schemes				20					20		20
Changes in fair value of financial liabilities designated at FVTPL due to changes in own credit risk				(11)					(11)		(11)
Unrealised gains					129				129		129
Amounts recognised in equity						17			17		17
Retranslation of net assets							43		43		43
Losses on hedges of net assets							(90)		(90)		(90)
Reclassification of OCI to Income statement					1	761	29		791		791
Tax				(9)	(24)	(221)	20		(234)		(234)
Total comprehensive income	-	-	-	4,379	81	557	2	-	5,019	2	5,021

Transactions with owners
Ordinary share dividends paid				(2,018)					(2,018)	-	(2,018)
Redemption of paid-in equity		(736)		(109)					(845)		(845)
Paid-in equity dividends paid				(268)					(268)		(268)
Paid-in equity issued (1)		1,248							1,248		1,248
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Shares repurchased (2)	(62)		62	(304)					(304)		(304)
Employee share schemes				76					76		76
Shares vested under employee share schemes			124						124		124
Share-based remuneration				(10)					(10)		(10)
At 30 September 2025	10,071	5,792	2,536	13,162	(22)	(886)	828	10,881	42,362	19	42,381

(1)	After netting of issuance fees of £1.5 million (September 2025 – £2.8 million), and the associated tax credit of £0.4 million (September 2025 – £0.7 million).
(2)	As part of the on-market share buyback programmes NatWest Group plc repurchased and cancelled 108.6 million shares (September 2025 – 58.9 million shares), of which 1.5 million shares were settled in October 2026. The total consideration for these shares excluding fees was £678.8 million (September 2025 – £308.3 million), of which £10.5 million was settled in October 2026. Included in the retained earnings reserve movement is 1.4 million shares which were repurchased and cancelled in December 2025 and settled in January 2026 for a total consideration of £9.0 million. The nominal value of the share cancellations was transferred to the Capital redemption reserve.
(3)	Consists of Capital redemption reserves of £3,445 million (September 2025 - £3,280 million) and Own shares held reserves of (£602) million (September 2025 – (£744) million).
(4)	The change in the Cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and an increase in swap rates in the period, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.
(5)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers – amortised cost, balances at central banks, bank deposits and customer deposits.
(6)	Includes foreign exchange reserves recycling arising from the wind-down of Ulydien Designated Activity Company (£92 million) and capital repatriation from NatWest Markets Group Holdings Corporation (£38 million).

NatWest Group - Form 6-K Q3 Results 2026	37

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in the NatWest Group plc 2025 Annual Report on Form 20-F, as updated in the NatWest Group 2026 Interim Results on Form 6-K.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Litigation and regulatory matters

NatWest Group plc’s 2026 Interim Results on Form 6-K, issued on 31 July 2026, included disclosures about NatWest Group's litigation and regulatory matters in Note 15. Set out below are the material developments in those matters (all of which matters have been previously disclosed) since publication of the 2026 Interim Results on Form 6-K.

Litigation

Swaps antitrust litigation

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act.

In May 2025, the US Court of Appeals affirmed an earlier decision by the Southern District of New York which barred the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

On 29 June 2026, the New Mexico district court also held, based on the prior settlement, that the plaintiffs are barred from pursuing claims based on conduct occurring before 30 June 2014.

The district court gave plaintiffs 30 days to file an amended complaint based on conduct occurring after that date, as to which defendants will have an opportunity to seek dismissal.

Spoofing litigation

In December 2021, three substantially similar class action complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc’s December 2021 spoofing-related guilty plea (described below under “US investigations relating to fixed-income securities”) and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018.

In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois. In September 2026, the motion to dismiss was granted without prejudice and with leave to amend.

Regulatory matters

Investment advice review

In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group’s past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability, and led to appropriate customer outcomes.

The Skilled Person’s review concluded in 2021. NatWest Group subsequently undertook a programme to remediate all affected customers, providing regular updates to the FCA. This work has been completed and the programme is now closed.

3. Post balance sheet events

On 13 October 2026, NatWest Group plc issued $1.0 billion of Senior Callable Fixed Rate Notes at a coupon rate of 5.908%, which settled on 16 October 2026.

As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 24.02 million shares since 30 September 2026 for a total consideration (excluding fees) of £155.98 million.

There have been no other significant events between 30 September 2026 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

NatWest Group - Form 6-K Q3 Results 2026	38

Additional information

Other financial data

The following table shows NatWest Group’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2026.

As at 30 September 2026
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1.0769	8,745
Retained earnings and other reserves	34,894
Owners’ equity	43,639

NatWest Group indebtedness
Trading liabilities - debt securities in issue	187
Other financial liabilities – debt securities in issue	72,486
Subordinated liabilities	5,473
Total indebtedness	78,146
Total capitalisation and indebtedness	121,785

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

NatWest Group - Form 6-K Q3 Results 2026	39

Non-IFRS financial measures

NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 42.	The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.
Customer deposits excluding central items Refer to Segment performance on pages 15-19 for components of calculation.	Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.
Funded assets Refer to Condensed consolidated balance sheet on page 35 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 43.	Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity. The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio - this is calculated as net loans to customers - amortised cost divided by customer deposits.
NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 44.	NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners’ equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

NatWest Group - Form 6-K Q3 Results 2026	40

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 15-19 for components of calculation.

Net interest margin is net interest income as a percentage of average interest earning assets (IEA).

Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks – amortised cost, loans to customers – amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 15-19 for components of calculation.

Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.

This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 43.	The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.
Segment return on equity Refer to table 8. Segment return on equity on page 44.	Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.
Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 42.	TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is net asset value (NAV) per ordinary share - this comprises ordinary shareholders’ interests divided by the number of ordinary shares in issue.
Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 43.

CAL comprises customer deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA.

The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 42.	Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

NatWest Group - Form 6-K Q3 Results 2026	41

Non-IFRS financial measures continued

1. Total income excluding notable items

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	13,502	12,317	4,640	4,504	4,332
Less notable items:
Commercial & Institutional
Own credit adjustments (OCA)	6	3	4	(1)	-
Central items & other
Share of associate profits for Business Growth Fund	41	55	22	20	41
Interest and foreign exchange management derivatives not in hedge accounting relationships	66	168	30	(2)	162
Foreign exchange recycling gains/(losses)	130	(37)	(3)	38	(37)
	243	189	53	55	166
Total income excluding notable items	13,259	12,128	4,587	4,449	4,166

2. Cost:income ratio (excl. litigation and conduct)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Operating expenses	6,259	6,014	2,138	2,079	1,996
Less litigation and conduct costs	(92)	(130)	(47)	(30)	(12)
Other operating expenses	6,167	5,884	2,091	2,049	1,984

Total income	13,502	12,317	4,640	4,504	4,332

Cost:income ratio	46.4%	48.8%	46.1%	46.2%	46.1%
Cost:income ratio (excl. litigation and conduct)	45.7%	47.8%	45.1%	45.5%	45.8%

3. Tangible net asset value (TNAV) per ordinary share

	As at
	30 September	30 June	31 December
	2026	2026	2025
Ordinary shareholders' interests (£m)	38,569	38,748	38,028
Less intangible assets (£m)	(10,125)	(10,205)	(7,292)
Tangible equity (£m)	28,444	28,543	30,736

Ordinary shares in issue (millions) (1)	7,931	7,959	7,995

NAV per ordinary share (pence)	486p	487p	476p
TNAV per ordinary share (pence)	359p	359p	384p

(1)	The number of ordinary shares in issue excludes own shares held.

NatWest Group - Form 6-K Q3 Results 2026	42

Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	3,191	3,144	1,087	1,034	1,045
Premises and equipment	970	902	347	314	318
Other administrative expenses	1,089	983	305	416	323
Depreciation and amortisation	917	855	352	285	298
Total other operating expenses	6,167	5,884	2,091	2,049	1,984

Litigation and conduct costs
Staff expenses	45	49	15	14	19
Premises and equipment	6	4	1	2	1
Other administrative expenses	41	77	31	14	(8)
Total litigation and conduct costs	92	130	47	30	12

Total operating expenses	6,259	6,014	2,138	2,079	1,996
Operating expenses excluding litigation and conduct	6,167	5,884	2,091	2,049	1,984

5. Loan:deposit ratio (excl. repos and reverse repos)

	As at
	30 September	30 June	31 December
	2026	2026	2025
	£m	£m	£m
Loans to customers - amortised cost	449,005	435,908	418,881
Less reverse repos	(39,597)	(33,381)	(32,817)
Loans to customers - amortised cost (excl. reverse repos)	409,408	402,527	386,064
Customer deposits	454,346	448,605	442,998
Less repos	(1,652)	(1,632)	(1,796)
Customer deposits (excl. repos)	452,694	446,973	441,202
Loan:deposit ratio (%)	99%	97%	95%
Loan:deposit ratio (excl. repos and reverse repos) (%)	90%	90%	88%

6. Total customer assets and liabilities (CAL)

	As at
	30 September 2026				30 June 2026				31 December 2025
		Private Banking				Private Banking				Private Banking
	Retail	& Wealth	Commercial		Retail	& Wealth	Commercial		Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances to customers	226.8	19.1	171.9	417.8	225.3	19.1	165.3	409.7	217.9	19.0	155.8	392.7
Customer deposits	205.3	41.1	207.0	453.4	202.2	41.4	204.0	447.6	202.6	42.7	196.4	441.7
Assets under management and administration (AUMA)	-	132.4	-	132.4	-	130.6	-	130.6	-	58.5	-	58.5
Less investment cash included in both customer deposits and AUMA	-	(1.0)	-	(1.0)	-	(1.0)	-	(1.0)	-	(1.2)	-	(1.2)
CAL	432.1	191.6	378.9	1,002.6	427.5	190.1	369.3	986.9	420.5	119.0	352.2	891.7

NatWest Group - Form 6-K Q3 Results 2026	43

Non-IFRS financial measures continued

7. NatWest Group Return on Tangible Equity

	Nine months ended and as at		Quarter ended and as at
	30 September	30 September	30 September	30 June	30 September
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	4,567	4,086	1,532	1,603	1,598
Annualised profit attributable to ordinary shareholders	6,089	5,448	6,128	6,412	6,392

Average total equity	43,204	41,043	43,555	43,108	41,667
Adjustment for average other owners' equity and intangible assets	(13,124)	(13,175)	(15,193)	(12,607)	(12,954)
Adjusted total tangible equity	30,080	27,868	28,362	30,501	28,713
Return on equity	14.1%	13.3%	14.1%	14.9%	15.3%
Return on Tangible Equity	20.2%	19.5%	21.6%	21.0%	22.3%

8. Segment return on equity

	Nine months ended 30 September 2026			Nine months ended 30 September 2025
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	2,580	368	3,569	2,335	287	3,025
Paid-in equity cost allocation (£m)	(62)	(10)	(159)	(75)	(13)	(181)
Adjustment for tax (£m)	(705)	(100)	(853)	(633)	(77)	(711)
Adjusted attributable profit (£m)	1,813	258	2,557	1,627	197	2,133
Annualised adjusted attributable profit (£m)	2,417	344	3,410	2,170	263	2,844
Average RWAe (£bn)	71.1	11.8	114.9	68.7	11.3	107.8
Equity factor	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%
Average notional equity (£bn)	9.0	1.3	16.2	8.8	1.3	15.0
Return on equity (%)	26.8%	26.8%	21.1%	24.7%	21.0%	19.0%

	Quarter ended 30 September 2026			Quarter ended 30 June 2026			Quarter ended 30 September 2025
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	851	156	1,285	948	118	1,254	850	108	1,041
Paid-in equity cost allocation (£m)	(24)	(4)	(55)	(20)	(3)	(53)	(26)	(5)	(52)
Adjustment for tax (£m)	(232)	(43)	(308)	(260)	(32)	(300)	(231)	(29)	(247)
Adjusted attributable profit (£m)	595	109	922	668	83	901	593	74	742
Annualised adjusted attributable profit (£m)	2,382	438	3,690	2,673	331	3,603	2,373	297	2,967
Average RWAe (£bn)	71.8	12.4	116.5	71.0	11.5	114.1	70.2	11.4	108.2
Equity factor	12.7%	10.9%	14.1%	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%
Average notional equity (£bn)	9.1	1.4	16.4	9.0	1.3	16.1	9.0	1.3	15.0
Return on equity (%)	26.1%	32.3%	22.5%	29.7%	26.5%	22.4%	26.4%	23.4%	19.7%

NatWest Group - Form 6-K Q3 Results 2026	44

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.

Measure	Description
AUMA	AUMA comprises both assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group’s balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprises i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, the sale of which completed in Q2 2026, which were previously supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.
AUMA income	AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.
AUM net flows	AUM net flows refers to net client cash inflows and outflows relating to investment products, both discretionary and advisory mandates serviced through the Private Banking & Wealth Management segment. AUM comprises assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers.
Capital generation pre-distributions	Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.
Climate and transition finance	The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on the NatWest Group website, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.
ECL provision coverage ratio	ECL provision coverage ratio is total ECL provisions as a percentage of loans measured at amortised cost and FVOCI. Total ECL provisions include allowances relating to loans, non-loan financial assets and undrawn commitments. The ratio is used as an indicator of reserve adequacy against potential future credit losses and supports comparison of provisioning levels across segments and sectors.
Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates	Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.
Wholesale funding	Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk. Short-term wholesale funding comprises wholesale funding with less than one year to maturity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

NatWest Group - Form 6-K Q3 Results 2026	45

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NatWest Group plc

Registrant

/s/ Katie Murray

Group Chief Financial Officer

30 October 2026